# Third quarter 2021
# Financial statements and review

# Equinor third quarter 2021 results

Equinor reports adjusted earnings of USD 9.77 billion and USD 2.78 billion after tax in the third quarter of 2021. IFRS net operating income was USD 9.57 billion and the IFRS net income was USD 1.41 billion.

The third quarter of 2021 was characterised by:

- Strong results due to higher prices and solid operating performance
- Very strong cash flow and continued improvement of adjusted net debt ratio[1] to 13.2%.
- Optimising gas production and Troll Phase 3 brought on stream
- Cash dividend of USD 0.18 per share and increasing second tranche of share buy-back from USD 300 million to USD 1 billion

"We capture value from the higher commodity prices and with a solid operational performance we deliver strong results. Strict capital discipline and a very strong net cash flow strengthen our balance sheet and improve our adjusted net debt ratio to 13.2%," says Anders Opedal, President and CEO of Equinor ASA.

"The global economy is in recovery, but we are still prepared for volatility related to the impact of the pandemic. The current unprecedented level and volatility in European gas prices underlines the uncertainty in the market. Equinor has an important role as a reliable energy provider to Europe and we have taken steps to increase our gas exports to respond to the high demand," says Opedal.

"The highly profitable Troll Phase 3 was brought on stream and Martin Linge has been ramping up, both supplying gas to Europe with low emissions from production. Our large offshore wind projects are progressing according to plan. Together with our partners, we reached an important milestone with the East Coast Cluster in the UK named as one of the two first carbon capture, usage and storage clusters in the country. In Norway, we launched a plan for industry cooperation for the transition of the Norwegian Continental Shelf as an energy hub in a low carbon future," says Opedal.

Adjusted earnings [5] were USD 9.77 billion in the third quarter, up from USD 0.78 billion in the same period in 2020. Adjusted earnings after tax [5] were USD 2.78 billion, up from USD 0.27 billion in the same period last year.

IFRS net operating income was USD 9.57 billion in the third quarter, up from negative USD 2.02 billion in the same period in 2020. IFRS net income was USD 1.41 billion in the third quarter, compared to negative USD 2.12 billion in the third quarter of 2020. Net operating income was impacted by higher prices for gas and liquids, significant positive effects from derivatives mainly related to European gas, and net reversal of impairments of USD 0.51 billion including a reversal of USD 0.98 billion related to an offshore asset in E&P Norway and an impairment of USD 0.48 billion related to a refinery in the Marketing, midstream and processing segment.

The results of all E&P segments are positively impacted by the higher commodity prices. Strong operational performance, continued improvement focus and strict capital discipline supported additional value creation and strong cash flow. Based on updated estimates, taxes to be paid on the Norwegian Continental Shelf in the fourth quarter are expected at around USD 6.32 billion[2], of which USD 4.99 billion was paid on 1 October. Half of the petroleum taxes to Norway related to 2021 will be paid in the first half of 2022.

E&P Norway also benefitted from a positive contribution from new fields in production. With only one tax payment based on previously lower price expectations, E&P Norway contributed significantly to the group cash flow in the quarter.

The Marketing, midstream and processing segment delivered high results mainly due to the mark to market impact of derivatives related to gas sales to Europe. These gains will be followed by losses in the segment when volumes are delivered under the long-term contracts. The decision to take derivative positions has been beneficial to the group but created volatility in this segment. In addition to the effect from the derivatives related to the European gas market, the results were positively impacted by solid results from North American gas.

Compared to the same quarter last year the Renewables segment experienced lower winds for the offshore wind assets, partially offset by high availability and higher electricity prices. From the third quarter Equinor has decided to change its policy and will exclude gains and losses from sales of assets from the adjusted earnings for the Renewables segment.

---

[1] This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.
[2] Based on USD/NOK exchange rate of 8.78

Equinor delivered total equity production of 1,996 mboe per day in the third quarter, up from 1,994 mboe per day in the same period in 2020. Production from a new field and increased production from Johan Sverdrup, as well as solid production efficiency and optimised gas production was partially offset by the divestment of Bakken and the shutdown of Hammerfest LNG. Equity production of renewable energy for the quarter was 304 GWh, down from 319 GWh for the same period last year, impacted by lower wind than the seasonal average.

At the end of third quarter 2021, Equinor had completed 17 exploration wells with 6 commercial discoveries and 11 wells were ongoing. Adjusted exploration expenses in the third quarter were USD 0.21 billion, compared to USD 0.30 billion in the same quarter of 2020.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 10.80 billion for the third quarter, compared to USD 3.34 billion for the same period in 2020. Organic capital expenditure [5] was USD 5.89 billion for the first nine months of 2021. At the end of the quarter adjusted net debt to capital employed [3] was 13.2 %, down from 16.4% in the second quarter of 2021. Including the lease liabilities according to IFRS 16, the net debt to capital employed [3] was 20.2%.

The board of directors has declared a cash dividend of USD 0.18 per share for the third quarter of 2021.

In the quarter Equinor completed the market transactions of the first tranche of the share buy-back program for 2021 with a total value of USD 99 million. This corresponds to USD 300 million in total, including shares to be redeemed from the Norwegian State and annulled.

Based on favourable commodity price conditions, strong cash flow generation and an adjusted net debt ratio [3] of 13.2% the board of directors has decided to increase the size of the second tranche of the share buy-back, from an indicative level of USD 300 million communicated at the Capital Market Day in June, to USD 1 billion, including shares to be redeemed from the Norwegian State. The second tranche commences on 27 October and will end no later than 31 January 2022.

The twelve-month average Serious Incident Frequency (SIF) for the period ending 30 September was 0.4 for 2021, down from 0.5 in 2020. The twelve-month average Recordable Injury Frequency (TRIF) for the period ending 30 September was 2.5, up from 2.3 in 2020.

| | Quarters | | Change | | First nine months | | |
|---|---|---|---|---|---|---|---|
| Q3 2021 | Q2 2021 | Q3 2020 | Q3 on Q3 | (in USD million, unless stated otherwise) | 2021 | 2020 | Change |
| 9,567 | 5,298 | (2,019) | N/A | Net operating income/(loss) | 20,085 | (2,434) | N/A |
| 9,771 | 4,641 | 780 | >100% | Adjusted earnings [5] | 18,497 [1] | 3,181 | >100% |
| 1,409 | 1,943 | (2,124) | N/A | Net income/(loss) | 5,206 | (3,080) | N/A |
| 2,777 | 1,578 | 271 | >100% | Adjusted earnings after tax [5] | 5,644 [1] | 1,478 | >100% |
| 1,996 | 1,997 | 1,994 | 0% | Total equity liquids and gas production (mboe per day) [4] | 2,053 | 2,079 | (1%) |
| 69.2 | 63.7 | 38.3 | 81% | Group average liquids price (USD/bbl) [1] | 63.2 | 35.2 | 80% |

1) Restated following a change in the policy for adjusted earnings. For more information, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

---

[3] This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.

# GROUP REVIEW

## Third quarter 2021

**Total equity liquids and gas production** [4] was 1,996 mboe per day in the third quarter of 2021, compared to 1,994 mboe per day in the third quarter of 2020. The increase was mainly due to higher flexible gas off-take, ramp-up and positive contributions of fields on the Norwegian continental shelf, offset by the divestment of an unconventional US onshore asset in the previous quarter, expected natural decline and the shutdown at the Hammerfest LNG plant.

**Total entitlement liquids and gas production** [3] was 1,855 mboe per day in the third quarter of 2021, down 1% compared to 1,865 mboe per day in the third quarter of 2020. The production was negatively influenced by the factors mentioned above in addition to lower entitlements under production sharing agreements (PSA) [4] as a result of higher prices. The net effect of PSA and US royalties was 141 mboe per day in total in the third quarter of 2021 compared to 129 mboe per day in the third quarter of 2020.

| Q3 2021 | Quarters Q2 2021 | Q3 2020 | Change Q3 on Q3 | Condensed income statement under IFRS (unaudited, in USD million) | First nine months 2021 | 2020 | Change |
|---|---|---|---|---|---|---|---|
| **23,264** | 17,462 | 11,339 | >100% | Total revenues and other income | **58,316** | 34,073 | 71% |
| **(9,052)** | (7,399) | (5,307) | 71% | Purchases [net of inventory variation] | **(23,617)** | (15,453) | 53% |
| **(2,386)** | (2,329) | (2,368) | 1% | Operating and administrative expenses | **(6,875)** | (7,382) | (7%) |
| **(2,034)** | (2,111) | (4,798) | (58%) | Depreciation, amortisation and net impairment losses | **(6,942)** | (11,757) | (41%) |
| **(226)** | (326) | (886) | (74%) | Exploration expenses | **(798)** | (1,914) | (58%) |
| **9,567** | 5,298 | (2,019) | N/A | Net operating income/(loss) | **20,085** | (2,434) | N/A |
| **1,409** | 1,943 | (2,124) | N/A | Net income/(loss) | **5,206** | (3,080) | N/A |

**Balance sheet information:** The sum of equity accounted investments and non-current segment assets was USD 73,281 million at 30 September 2021, compared to USD 74,305 million at 30 September 2020.

**Net operating income** was positive USD 9,567 million in the third quarter of 2021, compared to negative USD 2,019 million in the third quarter of 2020. The increase was mainly due to higher average prices for liquids and gas, significant positive impact from commodity derivatives and net reversal of impairments in the third quarter of 2021 compared to net impairment losses in third quarter of 2020.

In the third quarter of 2021, net operating income was positively impacted by net reversal of impairments[4] of USD 513 million and negatively impacted by inventory hedges of USD 748 million. In the third quarter of 2020, net operating income was negatively impacted by net impairments of USD 2,928 million and provisions of USD 108 million. Changes in fair value of derivatives and inventory hedge contracts of USD 352 million partially offset the decrease.

---

[4] For more information, see note 2 Segments to the Condensed interim financial statements.

| Q3 2021 | Quarters Q2 2021 | Q3 2020 | Change Q3 on Q3 | Adjusted earnings (in USD million) | First nine months 2021 | 2020 | Change |
|---|---|---|---|---|---|---|---|
| **24,134** | 17,173 | 10,909 | >100% | Adjusted total revenues and other income | **57,252** [1] | 33,923 | 69% |
| **(9,127)** | (7,531) | (5,203) | 75% | Adjusted purchases [6] | **(23,729)** | (15,856) | 50% |
| **(2,464)** | (2,287) | (2,179) | 13% | Adjusted operating and administrative expenses | **(6,924)** | (6,975) | (1%) |
| **(2,565)** | (2,500) | (2,445) | 5% | Adjusted depreciation, amortisation and net impairment losses | **(7,451)** | (7,025) | 6% |
| **(207)** | (212) | (302) | (31%) | Adjusted exploration expenses | **(650)** | (886) | (27%) |
| **9,771** | 4,641 | 780 | >100% | Adjusted earnings [5] | **18,497** [1] | 3,181 | >100% |
| **2,777** | 1,578 | 271 | >100% | Adjusted earnings after tax [5] | **5,644** [1] | 1,478 | >100% |

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

1) Restated following a change in the policy for adjusted earnings. For more information, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

**Adjusted total revenues and other income** were USD 24,134 million in the third quarter of 2021, compared to USD 10,909 million in the third quarter of 2020. The increase was mainly due to significantly higher average prices for liquids and gas and higher gas production, partially offset by lower liquids production.

**Adjusted purchases** [6] were USD 9,127 million in the third quarter of 2021, compared to USD 5,203 million in the third quarter of 2020. The increase was mainly due to significantly higher average prices for liquids and gas, partially offset by lower third party purchases.

**Adjusted operating and administrative expenses** were USD 2,464 million in the third quarter of 2021, compared to USD 2,179 million in the third quarter of 2020. The increase was mainly due to higher operation and maintenance costs and the NOK/USD exchange rate development.

**Adjusted depreciation, amortisation and net impairment losses** were USD 2,565 million in the third quarter of 2021, compared to USD 2,445 million in the third quarter of 2020. The increase was mainly due to investments and new fields in production, partially offset by higher reserves estimates especially in the E&P International segment and a lower depreciation basis due to a divestment of a US onshore asset.

**Adjusted exploration expenses** were USD 207 million in the third quarter of 2021, compared to USD 302 million in the third quarter of 2020. The decrease was mainly due to lower drilling costs, partially offset by a lower portion of wells being capitalised this quarter and higher field development costs. For more information, see the table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments [5] of USD 204 million to net operating income, **Adjusted earnings** [5] were USD 9,771 million in the third quarter of 2021, an increase of USD 8,991 million from the third quarter of 2020.

**Adjusted earnings after tax** [5] were USD 2,777 million in the third quarter of 2021, which reflects an effective tax rate on adjusted earnings of 71.6%, compared to 65.3% in the third quarter of 2020. The change in the effective tax rate was mainly caused by lower effect of uplift deduction including the effect of the temporary changes to Norway's petroleum tax system in the third quarter of 2021. This was partially offset by positive adjusted earnings in countries with unrecognised deferred tax assets in the third quarter of 2021.

**Cash flows provided by operating activities** increased by USD 5,407 million compared to the third quarter of 2020. The increase was mainly due to higher liquids and gas prices and increased cash flow from derivatives, partially offset by increased tax payments and by a change in working capital.

**Cash flows used in investing activities** decreased by USD 1,215 million compared to the third quarter of 2020. The decrease was mainly due to decreased financial investments and increased cash flow from derivatives.

**Cash flows used in financing activities** increased by USD 464 million compared to the third quarter of 2020. The increase was mainly due to increased repayment of short-term debt and increased collateral payments, partially offset by decreased repayment of debt and decreased payments related to the share buy-back program.

---

[5] For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

**Total cash flows** increased by USD 6,157 million compared to the third quarter of 2020.

**Free cash flow** [5] in the third quarter of 2021 was USD 6,725 million compared to USD 217 million in the third quarter of 2020. The increase was mainly due to higher operating cash flow primarily due to higher liquids and gas prices, increased cash flow from derivatives, decreased payments related to the share buy-back program, partially offset by increased tax payments.

## First nine months 2021 review

**Net operating income** was positive USD 20,085 million in the first nine months of 2021, compared to negative USD 2,434 million in the first nine months of 2020. The increase was mainly due to higher liquids and gas prices, significant positive impact from commodity derivatives, and net reversal of impairments[6] in the first nine months of 2021 compared to net impairments in the first nine months of 2020.

In the first nine months of 2021, net operating income was positively impacted by net gains on sale of assets of USD 1,362 million, net reversal of impairments of USD 361 million and operational storage effects of USD 233 million, partially offset by inventory hedge contracts of USD 394 million. In the first nine months of 2020, net operating income was negatively impacted mainly by net impairments of USD 5,752 million and provisions of USD 290 million.

**Adjusted total revenues and other income** were USD 57,252 million in the first nine months of 2021 compared to USD 33,923 million in the first nine months of 2020. The increase was mainly due to significantly higher average prices for liquids and gas, partially offset by negative effects related to derivatives.

**Adjusted purchases** [6] were USD 23,729 million in the first nine months of 2021 compared to USD 15,856 million in the first nine months of 2020. The increase was mainly due to significantly higher average prices for liquids and gas.

**Adjusted operating and administrative expenses** were USD 6,924 million in the first nine months of 2021, compared to USD 6,975 million in the first nine months of 2020. The decrease was mainly due to lower transportation costs, especially in the MMP segment, primarily due to lower freight rates on shipping of liquids in addition to lower volumes. The NOK/USD exchange rate development partially offset the decrease.

**Adjusted depreciation, amortisation and net impairment losses** were USD 7,451 million in the first nine months of 2021, compared to USD 7,025 million in the first nine months of 2020. The increase was mainly due to the NOK/USD exchange rate development, investments and new fields in production. The increase was partially offset by higher reserves estimates especially in the E&P International segment and a lower depreciation basis due to a divestment of a US onshore asset.

**Adjusted exploration expenses** were USD 650 million in the first nine months of 2021, compared to USD 886 million in the first nine months of 2020. The decrease was mainly due to lower drilling and other costs, a lower portion of exploration expenditure capitalised in earlier years being expensed, and wells expensed in earlier years being recapitalised due to related projects on NCS being matured. The decrease was partially offset by a lower portion of exploration expenditure being capitalised this year and higher field development costs. For more information, see table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[7] of USD 1,588 million to net operating income, **Adjusted earnings** [5] were USD 18,497 million in the first nine months of 2021, an increase of USD 15,316 million compared to the first nine months of 2020.

**Adjusted earnings after tax** [5] were USD 5,644 million in first nine months of 2021, compared to USD 1,478 million in the first nine months of 2020. The effective tax rate on adjusted earnings was 69.5% in first nine months of 2021, compared to an effective tax rate of 53.6% in first nine months of 2020. The increase in the effective tax rate was mainly caused by lower effect of uplift deduction including the effect of temporary changes to Norway's petroleum tax system in the first nine months of 2021 and changes in provision for best estimates for uncertain tax positions in the first nine months of 2020. This was partially offset by positive adjusted earnings in countries with unrecognised deferred tax assets in the first nine months of 2021.

**Cash flows provided by operating activities** increased by USD 12,622 million compared to the first nine months of 2020. The increase was mainly due to higher liquids and gas prices and decreased tax payments, partially offset by a change in working capital.

**Cash flows used in investing activities** decreased by USD 1,458 million compared to the first nine months of 2020. The decrease was mainly due to increased proceeds from sale of assets, partially offset by increased financial investments.

---

[6] For more information, see note 2 Segments to the Condensed interim financial statements.
[7] Restated following a change in the policy for adjusted earnings. For more information on items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

**Cash flows used in financing activities** increased by USD 9,288 million compared to the first nine months of 2020. The increase was mainly due to bonds issued in the first half of 2020 and increased repayment of short-term debt and increased collateral payments, partially offset by decreased payments related to the share buy-back program and decreased dividend paid.

**Total cash flows** increased by USD 4,792 million compared to the first nine months of 2020.

**Free cash flow** [5] for the first nine months of 2021 was positive USD 16,406 million, compared to negative USD 1,277 million in the first nine months of 2020. The increase was mainly due to higher operating cash flow primarily due to higher liquids and gas prices, increased proceeds from sale of assets, decreased payments related to the share buy-back program, decreased dividend paid and decreased tax payments.

# OUTLOOK

- **Organic capital expenditures** [5] are estimated at around USD 8 billion for 2021, at an annual average of USD 9-10 billion for 2021-2022 and around USD 12 billion annual average for 2023-2024[8].
- **Production** for 2021 is estimated to be around 2% above 2020 level [7].
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 45 mboe per day for the full year of 2021.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. We continue to monitor the impact of Covid-19 on our operations. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity and the ongoing impact of Covid-19 represent the most significant risks related to the foregoing production guidance. There has been considerable uncertainty created by the Covid-19 pandemic and we are still unable to predict the ultimate impact of this event, including impact on general economic conditions worldwide. Our future financial performance, including cash flow and liquidity, will be impacted by the extent and duration of the current market conditions, the development in realised prices, including price differentials and the effectiveness of actions taken in response to the pandemic. For further information, see section Forward-looking statements.

---

[8] USD/NOK exchange rate assumption of 9.

# EXPLORATION & PRODUCTION NORWAY

## Third quarter 2021 review

**Average daily production of liquids and gas** increased by 6% to 1,345 mboe per day in the third quarter of 2021, compared to 1,273 mboe per day in the third quarter of 2020. The increase was mainly due to higher flexible gas off-take, ramp-up on Johan Sverdrup and positive contributions from the new field Martin Linge, partially offset by the shutdown at the Hammerfest LNG plant and expected natural decline.

| Q3 2021 | Quarters Q2 2021 | Q3 2020 | Change Q3 on Q3 | Income statement under IFRS (in USD million) | First nine months 2021 | 2020 | Change |
|---|---|---|---|---|---|---|---|
| **9,580** | 6,210 | 2,822 | >100% | Total revenues and other income | **21,572** | 8,018 | >100% |
| | | | | | | | |
| **(1,087)** | (828) | (735) | 48% | Operating and administrative expenses | **(2,709)** | (2,076) | 30% |
| **(478)** | (908) | (1,486) | (68%) | Depreciation, amortisation and net impairment losses | **(2,956)** | (4,318) | (32%) |
| **(169)** | (55) | (170) | (1%) | Exploration expenses | **(294)** | (330) | (11%) |
| | | | | | | | |
| **7,846** | 4,418 | 431 | >100% | Net operating income/(loss) | **15,614** | 1,294 | >100% |

**Balance sheet information:** The sum of equity accounted investments and non-current segment assets was USD 35,243 million at 30 September 2021, compared to USD 31,445 million at 30 September 2020.

**Net operating income** was USD 7,846 million in the third quarter of 2021 compared to USD 431 million in the third quarter of 2020. The increase was mainly due to higher gas transfer price and liquids price in addition to net reversal of impairments.

In the third quarter of 2021, net operating income was positively impacted by net reversal of impairments of USD 975 million, net overlifted volumes of USD 68 million and unrealised gain on derivatives of USD 44 million. In the third quarter of 2020, net operating income was negatively impacted by impairments of USD 360 million, partially offset by overlifted volumes of USD 23 million.

Adjusted operating and administrative expenses increased mainly due to higher Gassled removal costs in addition to increased maintenance, environmental taxes and electricity prices. The NOK/USD exchange rate development and ramp-up of new fields added to the increase. Adjusted depreciation, amortisation and net impairment losses increased mainly due to ramp-up of new fields, higher field specific production, increased investments and the NOK/USD exchange rate development. Adjusted exploration expenses increased mainly due to a lower portion of exploration expenditure being capitalised, partially offset by lower drilling costs.

After total adjustments of USD 1,087 million to net operating income, **Adjusted earnings**[5] were USD 6,760 million in the third quarter of 2021, compared to USD 773 million in the third quarter of 2020.

| Q3 2021 | Quarters Q2 2021 | Q3 2020 | Change Q3 on Q3 | Adjusted earnings (in USD million) | First nine months 2021 | 2020 | Change |
|---|---|---|---|---|---|---|---|
| **9,485** | 6,188 | 2,763 | >100% | Adjusted total revenues and other income | **21,313** | 8,071 | >100% |
| | | | | | | | |
| **(1,104)** | (864) | (699) | 58% | Adjusted operating and administrative expenses | **(2,682)** | (2,097) | 28% |
| **(1,453)** | (1,312) | (1,126) | 29% | Adjusted depreciation, amortisation and net impairment losses | **(4,058)** | (3,099) | 31% |
| **(168)** | (48) | (165) | 2% | Adjusted exploration expenses | **(286)** | (325) | (12%) |
| | | | | | | | |
| **6,760** | 3,964 | 773 | >100% | Adjusted earnings/(loss) [5] | **14,287** | 2,551 | >100% |

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

**First nine months 2021 review**

**Net operating income** for E&P Norway was USD 15,614 million in the first nine months of 2021 compared to USD 1,294 million in the first nine months of 2020. The increase was mainly due to higher gas transfer price and liquids price in addition to net reversal of impairments.

In the first nine months of 2021, net operating income was positively impacted by net reversal of impairments of USD 1,095 million, net overlifted volumes of USD 171 million and unrealised gain on derivatives of USD 64 million. In the first nine months of 2020, net operating income was negatively impacted by impairments of USD 1,219 million and underlifted volumes of USD 26 million.

Adjusted operating and administrative expenses increased mainly due to the NOK/USD exchange rate development and higher Gassled removal costs. Increased environmental taxes, ramp-up of new fields and higher electricity prices added to the increase. Adjusted depreciation, amortisation and net impairment losses increased mainly due to the NOK/USD exchange rate development, higher investments, decreased proved reserves on several fields and increased depreciation of the asset retirement obligation (ARO) assets. Ramp-up of new fields and higher field specific production added to the increase. Adjusted exploration expenses decreased mainly due to previously expensed wells being recapitalised due to related projects being matured. Lower portion of exploration expenditure being capitalised and higher field development costs partially offset the decrease.

After total adjustments of USD 1,327 million to net operating income, **Adjusted earnings** [5] were USD 14,287 million in the first nine months of 2021, an increase from USD 2,551 million in the first nine months of 2020.

# EXPLORATION & PRODUCTION INTERNATIONAL

## Third quarter 2021 review

**Average daily equity production of liquids and gas** was 322 mboe per day in the third quarter of 2021 compared to 323 mboe per day in the third quarter of 2020. The flat production development was primarily due to natural decline in mature fields, partially offset by higher field specific production in Russia.

**Average daily entitlement production of liquids and gas** was 229 mboe per day in the third quarter of 2021 compared to 255 mboe per day in the third quarter of 2020. The decrease was mainly due to lower entitlements under production sharing agreements (PSA) as a result of higher prices. The net effects from PSA were 93 mboe per day in the third quarter of 2021 compared to 68 mboe per day in the third quarter of 2020.

| Q3 2021 | Quarters Q2 2021 | Q3 2020 | Change Q3 on Q3 | Income statement under IFRS (in USD million) | First nine months 2021 | 2020 | Change |
|---|---|---|---|---|---|---|---|
| **1,283** | 1,475 | 840 | 53% | Total revenues and other income | **3,808** | 2,742 | 39% |
| **(6)** | 14 | 12 | >(100%) | Purchases [net of inventory variation] | **(21)** | (56) | (62%) |
| **(365)** | (439) | (373) | (2%) | Operating and administrative expenses | **(1,056)** | (1,152) | (8%) |
| **(368)** | (228) | (1,504) | (76%) | Depreciation, amortisation and net impairment losses | **(995)** | (2,883) | (65%) |
| **(11)** | (231) | (304) | (96%) | Exploration expenses | **(349)** | (840) | (58%) |
| **534** | 591 | (1,328) | N/A | Net operating income/(loss) | **1,386** | (2,189) | N/A |

**Balance sheet information:** The sum of equity accounted investments and non-current segment assets was USD 18,635 million at 30 September 2021, compared to USD 19,291 million at 30 September 2020.

**Net operating income** was positive USD 534 million in the third quarter of 2021 compared to negative USD 1,328 million in the third quarter of 2020. The increase was mainly due to higher liquids and gas prices in addition to net reversal of impairments in the third quarter of 2021 compared to net impairments in the third quarter of 2020. Lower entitlement production partially offset the increase.

In the third quarter of 2021, net operating income was negatively impacted by net underlifted volumes of USD 78 million, partially offset by net reversal of impairments of USD 51 million. In the third quarter of 2020, net operating income was negatively impacted by impairments of USD 1,176 million.

Adjusted operating and administrative expenses increased mainly due to increased royalties and production fees primarily driven by higher prices. Higher operations and maintenance expenses added to the increase. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to increased reserve estimates, lower entitlement production from mature fields and reduced asset retirement obligation (ARO) estimates. Increased investments and field specific production partially offset the decrease. Adjusted exploration expenses decreased mainly due to lower drilling costs and lower exploration expenditure capitalised in earlier years being expensed this quarter. A lower portion of exploration expenditure being capitalised partially offset the decrease.

After total adjustments of USD 22 million to net operating income, **Adjusted earnings** [5] were positive USD 556 million in the third quarter of 2021, up from negative USD 104 million in the third quarter of 2020.

| Q3 2021 | Quarters Q2 2021 | Q3 2020 | Change Q3 on Q3 | Adjusted earnings (in USD million) | First nine months 2021 | 2020 | Change |
|---|---|---|---|---|---|---|---|
| **1,388** | 1,315 | 820 | 69% | Adjusted total revenues and other income | **3,901** | 2,589 | 51% |
| **(6)** | 14 | 12 | >(100%) | Adjusted purchases | **(21)** | (56) | (62%) |
| **(397)** | (378) | (306) | 30% | Adjusted operating and administrative expenses | **(1,109)** | (996) | 11% |
| **(420)** | (416) | (511) | (18%) | Adjusted depreciation, amortisation and net impairment losses | **(1,186)** | (1,529) | (22%) |
| **(9)** | (136) | (119) | (93%) | Adjusted exploration expenses | **(248)** | (488) | (49%) |
| **556** | 399 | (104) | N/A | Adjusted earnings/(loss) [5] | **1,336** | (479) | N/A |

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

## First nine months 2021 review

**Net operating income** for E&P International was positive USD 1,386 million in the first nine months of 2021, compared to negative USD 2,189 million in the first nine months of 2020. The increase was mainly due to higher liquids and gas prices in addition to net reversal of impairments in the first nine months of 2021 compared to net impairments in the first nine months of 2020. Lower entitlement production partially offset the increase.

In the first nine months of 2021, net operating income was positively impacted by net reversal of impairments of USD 90 million. In the first nine months of 2020, net operating income was negatively impacted by net impairments of USD 1,705 million.

Adjusted operating and administrative expenses increased mainly due to increased royalties and production fees primarily driven by higher prices. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to increased reserves estimates, lower entitlement production from mature fields and reduced asset retirement obligation (ARO) estimates. Increased investments and field specific production partially offset the decrease. Adjusted exploration expenses decreased mainly due to lower drilling and other costs in addition to lower exploration expenditure capitalised in earlier years being expensed this period. A lower portion of exploration expenditure being capitalised partially offset the decrease.

After total adjustments of USD 50 million to net operating income, **Adjusted earnings** [5] were positive USD 1,336 million in the first nine months of 2021, up from negative USD 479 million in the first nine months of 2020.

# EXPLORATION & PRODUCTION USA

## Third quarter 2021 review

**Average daily equity production of liquids and gas** was 328 mboe per day in the third quarter of 2021 compared to 398 mboe per day in the third quarter of 2020. The decrease was mainly due to divestment of an unconventional US onshore asset in the second quarter of 2021 and lower US offshore production due to Hurricane Ida.

**Average daily entitlement production of liquids and gas** decreased to 280 mboe per day in the third quarter of 2021 compared to 336 mboe per day in the third quarter of 2020. The decrease was mainly due to divestment of an unconventional US onshore asset in the second quarter of 2021 and lower US offshore production due to Hurricane Ida.

| Q3 2021 | Quarters Q2 2021 | Q3 2020 | Change Q3 on Q3 | Income statement under IFRS (in USD million) | First nine months 2021 | 2020 | Change |
|---|---|---|---|---|---|---|---|
| **886** | 968 | 611 | 45% | Total revenues and other income | **2,847** | 1,971 | 44% |
| **(222)** | (287) | (344) | (35%) | Operating and administrative expenses | **(844)** | (1,008) | (16%) |
| **(374)** | (438) | (1,460) | (74%) | Depreciation, amortisation and net impairment losses | **(1,247)** | (3,171) | (61%) |
| **(46)** | (39) | (413) | (89%) | Exploration expenses | **(156)** | (745) | (79%) |
| **244** | 204 | (1,606) | N/A | Net operating income/(loss) | **600** | (2,953) | N/A |

**Balance sheet information:** The sum of equity accounted investments and non-current segment assets was USD 11,552 million at 30 September 2021, compared to USD 14,113 million at 30 September 2020.

**Net operating income** was positive USD 244 million in the third quarter of 2021 compared to negative USD 1,606 million in the third quarter of 2020. The increase was due to lower net impairments and higher commodity prices in the third quarter of 2021.

In the third quarter of 2021, net operating income was negatively impacted by net impairments of USD 28 million, relating to the US offshore leaseholds and changes to commodity prices assumptions. In the third quarter of 2020, net operating income was negatively impacted by net impairments of USD 1,383 million, mainly due to lower commodity price assumptions for the unconventional US onshore and US offshore assets.

Adjusted operating and administrative expenses decreased mainly due to the divestment of an unconventional US onshore asset. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation basis resulting from the divestment of an unconventional US onshore asset in second quarter of 2021. Adjusted exploration expenses increased due to additional field development activity.

After total adjustments of USD 44 million to net operating income, **Adjusted earnings** [5] were positive USD 288 million in the third quarter of 2021, up from negative USD 193 million in the third quarter of 2020.

| Q3 2021 | Quarters Q2 2021 | Q3 2020 | Change Q3 on Q3 | Adjusted earnings (in USD million) | First nine months 2021 | 2020 | Change |
|---|---|---|---|---|---|---|---|
| **886** | 968 | 611 | 45% | Adjusted total revenues and other income | **2,847** | 1,971 | 44% |
| **(206)** | (272) | (315) | (35%) | Adjusted operating and administrative expenses | **(813)** | (977) | (17%) |
| **(362)** | (438) | (469) | (23%) | Adjusted depreciation, amortisation and net impairment losses | **(1,208)** | (1,444) | (16%) |
| **(30)** | (28) | (20) | 52% | Adjusted exploration expenses | **(116)** | (74) | 56% |
| **288** | 230 | (193) | N/A | Adjusted earnings/(loss) [5] | **710** | (524) | N/A |

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

**First nine months 2021 review**

**Net operating income** for E&P USA was positive USD 600 million in the first nine months of 2021 compared to negative USD 2,953 million in the first nine months of 2020. The positive development was mainly due to higher liquids and gas prices in the first nine months of 2021 compared to the first nine months of 2020 and lower impairments related to unconventional US onshore and US offshore assets in the first nine months of 2021 compared to the first nine months of 2020.

In the first nine months of 2021, net operating income was negatively impacted by net impairments of USD 79 million relating to the US offshore leaseholds, changes to commodity prices assumptions and due to reduced fair value related to an asset held for sale in the first quarter of 2021. In the first nine months of 2020, net operating income was negatively impacted by net impairments of USD 2,391 million, mainly due to lower commodity price assumptions for the unconventional US onshore and US offshore assets.

Adjusted operating and administrative expenses decreased mainly due to lower activity for unconventional US onshore as well as the divestment of an unconventional US onshore asset. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation basis resulting from classification of an unconventional US onshore asset as held for sale in the fourth quarter of 2020 and no depreciation expense being recognised for the period until the divestment of the asset in the second quarter of 2021. Adjusted exploration expenses increased mainly due to a lower portion of exploration expenditure being capitalised and a higher portion of exploration expenditure capitalised in earlier years being expensed. The increase was partially offset by lower drilling costs.

After total adjustments of USD 110 million to net operating income. **Adjusted earnings** [5] were positive USD 710 million in the first nine months of 2021, up from negative USD 524 million in the first nine months of 2020.

# MARKETING, MIDSTREAM & PROCESSING

## Third quarter 2021 review

**Natural gas sales volumes** amounted to 14.5 billion standard cubic meters (bcm) in the third quarter of 2021, up 0.4 bcm compared to the third quarter of 2020. Of the total gas sales in the third quarter of 2021, entitlement gas was 13.1 bcm, up 0.5 bcm from the third quarter of 2020. The increase was mainly due to higher E&P Norway volumes, partially offset by the absence of equity LNG volumes as a result of the outage at the Hammerfest LNG plant due to shutdown.

**Liquids sales volumes** amounted to 184.4 million barrels (mmbl) in the third quarter of 2021, down by 34.3 mmbl compared to the third quarter of 2020 mainly due to decreased purchase from third party and lower E&P International equity production, partially offset by increased volumes from E&P Norway.

**Average invoiced European natural gas sales price** was 371% higher compared to the third quarter of 2020 due to strong demand from Asia and lower supply into Europe. **Average invoiced North American piped gas sales price** increased by 111% in the same period mainly due to increased Henry Hub price driven by high demand from power generation and LNG exports with no increased gas production.

| Q3 2021 | Quarters Q2 2021 | Q3 2020 | Change Q3 on Q3 | Income statement under IFRS (in USD million) | First nine months 2021 | 2020 | Change |
|---|---|---|---|---|---|---|---|
| **22,787** | 16,981 | 11,055 | >100% | Total revenues and other income | **55,557** | 33,344 | 67% |
| **(20,290)** | (15,448) | (9,171) | >100% | Purchases [net of inventory variation] [6] | **(49,914)** | (27,799) | 80% |
| **(1,003)** | (1,097) | (1,231) | (19%) | Operating and administrative expenses | **(3,169)** | (3,998) | (21%) |
| **(570)** | (284) | (102) | >100% | Depreciation, amortisation and net impairment losses | **(1,005)** | (709) | 42% |
| **924** | 152 | 551 | 68% | Net operating income/(loss) | **1,468** | 839 | 75% |

**Balance sheet information:** The sum of equity accounted investments and non-current segment assets was USD 3,079 million at 30 September 2021, compared to USD 4,514 million at 30 September 2020.

**Net operating income** was USD 924 million in the third quarter of 2021 compared to USD 551 million in the third quarter of 2020. The increase was mainly due to significant positive impact from commodity derivatives, partially offset by impairments and lower results from liquids trading.

In the third quarter of 2021, net operating income was negatively impacted by inventory hedging effects of USD 748 million and impairments of USD 485 million related to refinery assets. In the third quarter of 2020, net operating income was positively impacted by inventory hedging effects and unrealised gain on derivatives amounting to USD 352 million.

Adjusted purchases [6] increased mainly due to higher prices for both liquids and gas, partially offset by lower third party volumes for liquids. Adjusted operating and administrative expenses decreased mainly due to lower transportation costs caused by lower freight rates on shipping of liquids in addition to lower volumes. Higher costs at operating plants partially offset the decrease. Adjusted depreciation, amortisation and net impairment losses decreased slightly.

After total adjustments of USD 1,263 million to net operating income, **Adjusted earnings** [5] were USD 2,187 million in the third quarter of 2021, compared to USD 262 million in the third quarter of 2020.

| | Quarters | | Change | Adjusted earnings | First nine months | | |
|---|---|---|---|---|---|---|---|
| Q3 2021 | Q2 2021 | Q3 2020 | Q3 on Q3 | (in USD million) | 2021 | 2020 | Change |
| **23,650** | 16,874 | 10,704 | >100% | Adjusted total revenues and other income | **56,042** | 33,293 | 68% |
| **(20,332)** | (15,535) | (9,174) | >100% | Adjusted purchases [6] | **(50,148)** | (27,603) | 82% |
| **(1,047)** | (1,096) | (1,167) | (10%) | Adjusted operating and administrative expenses | **(3,224)** | (3,752) | (14%) |
| **(84)** | (99) | (102) | (17%) | Adjusted depreciation, amortisation and net impairment losses | **(278)** | (287) | (3%) |
| **2,187** | 144 | 262 | >100% | Adjusted earnings [5] | **2,393** | 1,652 | 45% |

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

## First nine months 2021 review

**Net operating income** for MMP was USD 1,468 million in the first nine months of 2021 compared to USD 839 million in the first nine months of 2020. The increase was mainly due to significant positive impact from commodity derivatives and higher results from liquids, partially offset by impairments.

In the first nine months of 2021, net operating income was negatively impacted by impairments of USD 727 million related to refinery assets and inventory hedging effect of USD 394 million, partially offset by operational storage effects of USD 233 million. In the first nine months of 2020, net operating income was negatively impacted by impairments of USD 422 million and higher provisions of USD 246 million.

Adjusted purchases [6] increased mainly due to higher prices for liquids, partially offset by lower volumes for liquids. Adjusted operating and administrative expenses decreased mainly due to significant lower transportation costs caused by weak freight market in addition to lower volumes. Higher costs at operating plants partially offset the decrease. Adjusted depreciation, amortisation and net impairment decreased slightly.

After total adjustments of USD 925 million to net operating income, **Adjusted earnings** [5] were USD 2,393 million in the first nine months of 2021, an increase from USD 1,652 million in the first nine months of 2020.

# RENEWABLES

As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment "Other". The change has its basis in the increased strategic importance of the renewable business for Equinor and that the information is regarded useful for the readers of the financial statements.

As from the third quarter, Equinor has decided to change its policy for how gains and/or losses from sales of assets are presented in adjusted earnings for the Renewables segment. Equinor applies a consistent presentation policy across the reporting segments for its Renewables, upstream and midstream activities. Gains and/or losses from sales of assets are excluded from the adjusted earnings performance measure for all segments. The policy has been retrospectively applied in 2021 in the adjusted earnings table below but with no impact on the comparable numbers for 2020.

## Third quarter 2021 review

**Power generation**[9] was 304 GWh in the third quarter of 2021, compared to 319 GWh in the third quarter of 2020. The decrease was due to wind being below seasonal average in the third quarter of 2021.

| Q3 2021 | Quarters Q2 2021 | Q3 2020 | Change Q3 on Q3 | Income statement under IFRS (in USD million) | First nine months 2021 | 2020 | Change |
|---|---|---|---|---|---|---|---|
| **7** | 2 | 65 | (89%) | Total revenues and other income | **1,390** | 147 | >100% |
| **(33)** | (32) | (50) | (34%) | Operating and administrative expenses | **(105)** | (122) | (14%) |
| **(1)** | (1) | (0) | >100% | Depreciation, amortisation and net impairment losses | **(2)** | (0) | >100% |
| **(27)** | (31) | 15 | N/A | Net operating income/(loss) | **1,283** | 25 | >100% |

**Balance sheet information:** The sum of equity accounted investments and non-current segment assets was USD 1,217 million at 30 September 2021, compared to USD 963 million at 30 September 2020.

**Net operating income** was negative USD 27 million in the third quarter of 2021 compared to positive USD 15 million in the third quarter of 2020. The decrease was mainly due to a lower positive proportion of net income from equity accounted investments in the third quarter of 2021 compared to the third quarter of 2020. In addition, costs related to the progressing of the Empire Wind and Beacon Wind assets in the US East coast contributed to reduced net income from equity accounted investments. The consolidation method for these assets has been changed from proportional to equity accounted investments in 2021, following the farm-down of 50% of the owner share in the first quarter of 2021.

Adjusted operating and administrative expenses decreased mainly due to changed consolidation method for the Empire Wind and Beacon Wind assets, partially offset by increased business development costs driven by higher activity level in the US, the UK and in Asia. Adjusted depreciation, amortisation and net impairment losses were slightly up due to depreciation of certain water permits acquired in 2021.

After total adjustments of USD 1 million to net operating income, **Adjusted earnings** [5] were negative USD 28 million in the third quarter of 2021, compared to positive USD 15 million in the third quarter of 2020.

---

[9] Equinor share.

| | Quarters | | Change | Adjusted earnings | First nine months | | |
|---|---|---|---|---|---|---|---|
| Q3 2021 | Q2 2021 | Q3 2020 | Q3 on Q3 | (in USD million) | 2021 | 2020 | Change |
| 6 | 2 | 65 | (91%) | Adjusted total revenues and other income | 9 [1] | 149 | (94%) |
| (33) | (32) | (50) | (34%) | Adjusted operating and administrative expenses | (105) | (122) | (14%) |
| (1) | (1) | (0) | >100% | Adjusted depreciation, amortisation and net impairment losses | (2) | (0) | >100% |
| (28) | (31) | 15 | N/A | Adjusted earnings [5] | (98) [1] | 27 | N/A |

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

1) Restated following a change in the policy for adjusted earnings. For more information, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

## First nine months 2021 review

**Net operating income** was USD 1,283 million in the first nine months of 2021 compared to USD 25 million in the first nine months of 2020. The increase was mainly due to gain on divestments completed in the first quarter of 2021 of around USD 1.4 billion. A lower positive proportion of net income from equity accounted investments in the first nine months of 2021 compared to the first nine months of 2020 partially offset the increase. In addition, costs related to the progressing of the Empire Wind and Beacon Wind assets in the US East coast contributed to reduced net income from equity accounted investments. The consolidation method for these assets has been changed from proportional to equity accounted investments in 2021, following the farm-down of 50% of the owner share in the first quarter of 2021.

Adjusted operating and administrative expenses decreased mainly due to changed consolidation method for the Empire Wind and Beacon Wind assets, partially offset by increased business development costs driven by higher activity level in the US, the UK and in Asia. Adjusted depreciation, amortisation and net impairment losses were slightly up due to depreciation of certain water permits acquired in 2021.

After total adjustments[10] of USD 1,381 million to net operating income, **Adjusted earnings** [5] were negative USD 98 million in the first nine months of 2021 compared to positive USD 27 million in the first nine months of 2020.

[10] Restated following a change in the policy for adjusted earnings. For more information, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

# CONDENSED INTERIM FINANCIAL STATEMENTS

## Third quarter 2021

**CONSOLIDATED STATEMENT OF INCOME**

| Quarters | | | | | First nine months | | Full year |
| Q3 2021 | Q2 2021 | Q3 2020 | (unaudited, in USD million) | Note | 2021 | 2020 | 2020* |
|---|---|---|---|---|---|---|---|
| **23,111** | 17,380 | 11,250 | Revenues | 2 | 56,619 | 33,878 | 45,753 |
| **75** | 16 | 86 | Net income/(loss) from equity accounted investments | | 121 | 190 | 53 |
| **79** | 66 | 3 | Other income | 3 | 1,576 | 5 | 12 |
| | | | | | | | |
| **23,264** | 17,462 | 11,339 | Total revenues and other income | 2 | 58,316 | 34,073 | 45,818 |
| | | | | | | | |
| **(9,052)** | (7,399) | (5,307) | Purchases [net of inventory variation] | | (23,617) | (15,453) | (20,986) |
| **(2,241)** | (2,134) | (2,187) | Operating expenses | | (6,317) | (6,826) | (8,831) |
| **(145)** | (195) | (181) | Selling, general and administrative expenses | | (558) | (555) | (706) |
| **(2,034)** | (2,111) | (4,798) | Depreciation, amortisation and net impairment losses | 6 | (6,942) | (11,757) | (15,235) |
| **(226)** | (326) | (886) | Exploration expenses | | (798) | (1,914) | (3,483) |
| | | | | | | | |
| **(13,698)** | (12,164) | (13,359) | Total operating expenses | 2 | (38,231) | (36,506) | (49,241) |
| | | | | | | | |
| **9,567** | 5,298 | (2,019) | Net operating income/(loss) | 2 | 20,085 | (2,434) | (3,423) |
| | | | | | | | |
| **(308)** | (304) | (343) | Interest expenses and other financial expenses | | (924) | (1,066) | (1,392) |
| **(228)** | (90) | 142 | Other financial items | | (713) | 640 | 556 |
| | | | | | | | |
| **(536)** | (393) | (201) | Net financial items | 4 | (1,637) | (426) | (836) |
| | | | | | | | |
| **9,031** | 4,905 | (2,220) | Income/(loss) before tax | | 18,448 | (2,859) | (4,259) |
| | | | | | | | |
| **(7,622)** | (2,962) | 95 | Income tax | 5 | (13,242) | (221) | (1,237) |
| | | | | | | | |
| **1,409** | 1,943 | (2,124) | Net income/(loss) | | 5,206 | (3,080) | (5,496) |
| | | | | | | | |
| **1,406** | 1,938 | (2,127) | Attributable to equity holders of the company | | 5,195 | (3,088) | (5,510) |
| **3** | 5 | 3 | Attributable to non-controlling interests | | 11 | 8 | 14 |
| | | | | | | | |
| **0.43** | 0.60 | (0.65) | Basic earnings per share (in USD) | | 1.60 | (0.94) | (1.69) |
| **0.43** | 0.60 | (0.65) | Diluted earnings per share (in USD) | | 1.60 | (0.94) | (1.69) |
| **3,245** | 3,247 | 3,248 | Weighted average number of ordinary shares outstanding (in millions) | | 3,247 | 3,276 | 3,269 |
| **3,255** | 3,257 | 3,257 | Weighted average number of ordinary shares outstanding diluted (in millions) | | 3,256 | 3,284 | 3,277 |

* Audited

**CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME**

| Q3 2021 | Quarters Q2 2021 | Q3 2020 | (unaudited, in USD million) | First nine months 2021 | 2020 | Full year 2020* |
|---|---|---|---|---|---|---|
| **1,409** | 1,943 | (2,124) | Net income/(loss) | 5,206 | (3,080) | (5,496) |
| **37** | 107 | 34 | Actuarial gains/(losses) on defined benefit pension plans | 260 | 197 | (106) |
| **(11)** | (24) | (6) | Income tax effect on income and expenses recognised in OCI[1] | (61) | (56) | 19 |
| **26** | 83 | 27 | Items that will not be reclassified to the Consolidated statement of income | 200 | 141 | (87) |
| **(751)** | 119 | 888 | Foreign currency translation effects | (678) | (1,734) | 1,064 |
| **(751)** | 119 | 888 | Items that may be subsequently reclassified to the Consolidated statement of income | (678) | (1,734) | 1,064 |
| **(725)** | 202 | 915 | Other comprehensive income/(loss) | (478) | (1,593) | 977 |
| **684** | 2,144 | (1,209) | Total comprehensive income/(loss) | 4,728 | (4,673) | (4,519) |
| **681** | 2,140 | (1,212) | Attributable to the equity holders of the company | 4,717 | (4,682) | (4,533) |
| **3** | 5 | 3 | Attributable to non-controlling interests | 11 | 8 | 14 |

* Audited

1) Other comprehensive income (OCI).

## CONSOLIDATED BALANCE SHEET

| (unaudited, in USD million) | Note | At 30 September 2021 | At 30 June 2021 | At 31 December 2020* | At 30 September 2020 |
|---|---|---|---|---|---|
| ASSETS | | | | | |
| Property, plant and equipment | 6 | **64,063** | 65,373 | 65,672 | 62,988 |
| Intangible assets | 6 | **6,762** | 6,829 | 8,148 | 9,667 |
| Equity accounted investments | | **2,456** | 2,377 | 2,262 | 1,650 |
| Deferred tax assets | | **5,500** | 5,231 | 4,974 | 4,251 |
| Pension assets | | **1,538** | 1,552 | 1,310 | 1,103 |
| Derivative financial instruments | | **1,295** | 1,691 | 2,476 | 1,964 |
| Financial investments | | **3,464** | 3,895 | 4,083 | 3,437 |
| Prepayments and financial receivables | | **1,346** | 934 | 861 | 1,240 |
| | | | | | |
| Total non-current assets | | **86,425** | 87,882 | 89,786 | 86,300 |
| | | | | | |
| Inventories | | **2,994** | 2,548 | 3,084 | 2,860 |
| Trade and other receivables | | **11,695** | 8,564 | 8,232 | 6,108 |
| Derivative financial instruments | | **5,962** | 2,251 | 886 | 570 |
| Financial investments | | **15,032** | 15,152 | 11,865 | 10,563 |
| Cash and cash equivalents | | **13,815** | 9,912 | 6,757 | 7,844 |
| | | | | | |
| Total current assets | | **49,498** | 38,426 | 30,824 | 27,944 |
| | | | | | |
| Assets classified as held for sale | 3 | **850** | 950 | 1,362 | 188 |
| | | | | | |
| Total assets | | **136,773** | 127,259 | 121,972 | 114,432 |
| | | | | | |
| EQUITY AND LIABILITIES | | | | | |
| Shareholders' equity | | **37,018** | 37,023 | 33,873 | 34,084 |
| Non-controlling interests | | **16** | 18 | 19 | 24 |
| | | | | | |
| Total equity | | **37,034** | 37,041 | 33,892 | 34,108 |
| | | | | | |
| Finance debt[1] | 4 | **27,832** | 28,112 | 29,118 | 29,073 |
| Lease liabilities[1] | | **2,632** | 2,796 | 3,220 | 3,120 |
| Deferred tax liabilities | | **14,999** | 12,306 | 11,224 | 9,451 |
| Pension liabilities | | **4,350** | 4,411 | 4,292 | 3,705 |
| Provisions and other liabilities | 7 | **18,954** | 18,890 | 19,731 | 19,191 |
| Derivative financial instruments | | **700** | 606 | 676 | 787 |
| | | | | | |
| Total non-current liabilities | | **69,466** | 67,120 | 68,260 | 65,328 |
| | | | | | |
| Trade, other payables and provisions | | **11,157** | 10,022 | 10,510 | 8,118 |
| Current tax payable | 5 | **8,305** | 5,156 | 1,148 | 543 |
| Finance debt[1] | 4 | **2,963** | 3,463 | 4,591 | 4,180 |
| Lease liabilities[1] | | **1,123** | 1,113 | 1,186 | 1,097 |
| Dividends payable | | **583** | 487 | 357 | 292 |
| Derivative financial instruments | | **5,688** | 2,247 | 1,710 | 765 |
| | | | | | |
| Total current liabilities | | **29,819** | 22,488 | 19,502 | 14,996 |
| | | | | | |
| Liabilities directly associated with the assets classified as held for sale | 3 | **453** | 610 | 318 | 0 |
| | | | | | |
| Total liabilities | | **99,738** | 90,218 | 88,081 | 80,324 |
| | | | | | |
| Total equity and liabilities | | **136,773** | 127,259 | 121,972 | 114,432 |

* Audited

1) Lease liabilities are separated from the line item Finance debt and 2020 has been reclassified.

**CONSOLIDATED STATEMENT OF CHANGES IN EQUITY**

| (unaudited, in USD million) | Share capital | Additional paid-in capital | Retained earnings | Foreign currency translation reserve | Share-holders' equity | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|---|
| At 31 December 2019* | 1,185 | 7,732 | 37,481 | (5,258) | **41,139** | 20 | **41,159** |
| Net income/(loss) | | | (3,088) | | **(3,088)** | 8 | **(3,080)** |
| Other comprehensive income/(loss) | | | 141 | (1,734) | **(1,593)** | | **(1,593)** |
| Total comprehensive income/(loss) | | | | | | | **(4,673)** |
| Dividends | | | (1,476) | | **(1,476)** | | **(1,476)** |
| Share buy-back | (21) | (869) | | | **(890)** | | **(890)** |
| Other equity transactions | | (8) | (0) | | **(8)** | (4) | **(12)** |
| At 30 September 2020 | 1,164 | 6,855 | 33,056 | (6,991) | **34,084** | 24 | **34,108** |
| At 31 December 2020* | 1,164 | 6,852 | 30,050 | (4,194) | **33,873** | 19 | **33,892** |
| Net income/(loss) | | | 5,195 | | **5,195** | 11 | **5,206** |
| Other comprehensive income/(loss) | | | 200 | (678) | **(478)** | | **(478)** |
| Total comprehensive income/(loss) | | | | | | | **4,728** |
| Dividends | | | (1,460) | | **(1,460)** | | **(1,460)** |
| Share buy-back[1] | 0 | (99) | | | **(99)** | | **(99)** |
| Other equity transactions | | (12) | (0) | | **(12)** | (14) | **(26)** |
| **At 30 September 2021** | **1,164** | **6,741** | **33,984** | **(4,871)** | **37,018** | **16** | **37,034** |

* Audited

1) In July 2021 Equinor launched the first tranche of around USD 300 million of the new share buy-back programme, for 2021, totaling USD 600 million. For the first tranche Equinor entered into an irrevocable agreement with a third party for up to USD 99 million of shares to be purchased in the market, while around USD 200 million of shares from the Norwegian State will in accordance with an agreement with the Ministry of Petroleum and Energy be redeemed at the next annual general meeting in May 2022 in order for the Norwegian State to maintain their ownership percentage in Equinor. As of 30 September 2021 the USD 99 million order has been acquired in the open market and the full amount has been settled.

**CONSOLIDATED STATEMENT OF CASH FLOWS**

| Q3 2021 | Q2 2021 | Q3 2020 | (unaudited, in USD million) | Note | 2021 | 2020 | 2020* |
|---|---|---|---|---|---|---|---|
| | **Quarters** | | | | **First nine months** | | **Full year** |
| **9,031** | 4,905 | (2,220) | Income/(loss) before tax | | 18,448 | (2,859) | (4,259) |
| **2,034** | 2,111 | 4,798 | Depreciation, amortisation and net impairment losses | 6 | 6,942 | 11,757 | 15,235 |
| **81** | 25 | 662 | Exploration expenditures written off | | 170 | 1,222 | 2,506 |
| **(88)** | 43 | 131 | (Gains)/losses on foreign currency transactions and balances | 4 | (115) | 156 | 646 |
| **5** | 16 | (1) | (Gains)/losses on sale of assets and businesses | 3 | (1,362) | (2) | 18 |
| **(235)** | (565) | 258 | (Increase)/decrease in other items related to operating activities[1] | | (578) | 750 | 918 |
| **107** | 170 | (182) | (Increase)/decrease in net derivative financial instruments | | 853 | (446) | (451) |
| **13** | 39 | 41 | Interest received | | 90 | 150 | 162 |
| **(146)** | (199) | (146) | Interest paid | | (486) | (526) | (730) |
| **10,801** | 6,543 | 3,342 | Cash flows provided by operating activities before taxes paid and working capital items | | 23,962 | 10,201 | 14,045 |
| **(1,503)** | (344) | (110) | Taxes paid | | (1,931) | (2,742) | (3,134) |
| **(1,260)** | 444 | (600) | (Increase)/decrease in working capital | | (1,366) | 583 | (524) |
| **8,039** | 6,643 | 2,632 | Cash flows provided by operating activities | | 20,665 | 8,043 | 10,386 |
| **0** | (111) | 0 | Cash used in business combinations[2] | 3 | (111) | 0 | 0 |
| **(1,917)** | (1,747) | (1,723) | Capital expenditures and investments | | (5,814) | (5,972) | (8,476) |
| **(39)** | (4,224) | (1,034) | (Increase)/decrease in financial investments[3] | | (3,564) | (3,165) | (3,703) |
| **218** | (65) | (261) | (Increase)/decrease in derivatives financial instruments | | (152) | (332) | (620) |
| **(24)** | (134) | (18) | (Increase)/decrease in other interest-bearing items | | (161) | (16) | 202 |
| **(47)** | 692 | 14 | Proceeds from sale of assets and businesses | 3 | 1,792 | 16 | 505 |
| **(1,808)** | (5,589) | (3,023) | Cash flows used in investing activities | | (8,011) | (9,469) | (12,092) |
| **0** | 0 | 0 | New finance debt | | 0 | 8,347 | 8,347 |
| **0** | (1) | (1,305) | Repayment of finance debt[4] | | (1,425) | (1,305) | (2,055) |
| **(309)** | (308) | (337) | Repayment of lease liabilities[4] | | (919) | (961) | (1,277) |
| **(488)** | (389) | (287) | Dividends paid | | (1,232) | (2,037) | (2,330) |
| **(99)** | 0 | (1,001) | Share buy-back | | (99) | (1,059) | (1,059) |
| **(1,191)** | 687 | 1,308 | Net current finance debt and other financing activities | | (1,518) | 1,110 | 1,365 |
| **(2,087)** | (10) | (1,623) | Cash flows provided by/(used in) financing activities | | (5,193) | 4,095 | 2,991 |
| **4,143** | 1,044 | (2,014) | Net increase/(decrease) in cash and cash equivalents | | 7,461 | 2,669 | 1,285 |
| **(262)** | 3 | 158 | Effect of exchange rate changes on cash and cash equivalents | | (433) | (1) | 294 |
| **9,904** | 8,857 | 9,700 | Cash and cash equivalents at the beginning of the period (net of overdraft) | | 6,757 | 5,177 | 5,177 |
| **13,785** | 9,904 | 7,844 | Cash and cash equivalents at the end of the period (net of overdraft)[5] | | 13,785 | 7,844 | 6,757 |

\* Audited

1) First nine months 2021 includes redetermination settlement for the Agbami field. For more information see note 7 Provisions, commitments, contingent liabilities and contingent assets.
2) Net after cash and cash equivalents acquired.
3) Includes sale of Lundin shares in the second quarter of 2020.
4) Repayment of lease liabilities are separated from the line item Repayment of finance debt and 2020 has been reclassified.
5) At 30 September 2021 cash and cash equivalents included a net overdraft of USD 30 million. At 31 December 2020 and at 30 September 2020 cash and cash equivalents net overdraft were zero.

# Notes to the Condensed interim financial statements

## 1 Organisation and basis of preparation

**Organisation and principal activities**
Equinor ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group's (Equinor's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All of Equinor's oil and gas activities and net assets on the Norwegian continental shelf are owned by Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Following changes in Equinor's internal reporting to management, the composition of Equinor's operating and reporting segments changed as of the first quarter 2021. Segment information for prior periods has been reclassified to align with the new segment presentation. Certain further changes to Equinor's operating segments took effect on 1 June 2021, but this had no material impact on the reporting segments, and no reclassifications were required. For more information, see note 2 Segments to these condensed interim financial statements.

Equinor's condensed interim financial statements for the third quarter of 2021 were authorised for issue by the board of directors on 26 October 2021.

**Basis of preparation**
These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2020. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these condensed interim financial statements is included in Equinor's Consolidated annual financial statements for 2020.

There have been no changes to the significant accounting policies during 2021 compared to the consolidated annual financial statements for 2020. When determining fair value, there have been no changes to the valuation techniques or -models and Equinor applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the annual financial statements for 2020.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The condensed interim financial statements are unaudited.

**Use of estimates**
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The ongoing Covid-19 pandemic creates additional estimation uncertainties and impacts key assumptions applied by Equinor in the valuation of our assets and the measurement of our liabilities. Reference is made to note 2 Significant accounting policies in Equinor's Consolidated annual financial statements for 2020 and to note 8 Impact of the Covid-19 pandemic to these condensed interim financial statements for further information.

## 2 Segments

As from 1 June 2021 Equinor's operations are managed through the following operating segments (business areas): Exploration & Production Norway (EPN), Exploration & Production International (EPI), Exploration & Production USA (EPIUSA), Marketing, Midstream & Processing (MMP), Renewables (REN), Projects, Drilling and Procurement (PDP) and Technology, Digital & Innovation (TDI) and Corporate staff and functions.

The main change in the organisational corporate structure compared to previous periods is that the operating segment Development & Production Brazil is merged into the operating segment Exploration & Production International. In addition, the operating segment Exploration is divided and merged into Exploration & Production Norway, Exploration & Production International and Exploration & Production USA. Global Strategy & Business development is divided and merged into the functions for Chief Financial Officer and Safety, Security and Sustainability. The operating segment Technology, Projects & Drilling is split into Technology, Digital & Innovation and Projects, Drilling & Procurement. The new organisational corporate structure has not resulted in any changes in the reportable segments.

The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) consist of the business areas EPN, EPI, EPIUSA, MMP and REN respectively. The operating segments, PDP, TDI and corporate staffs and functions are aggregated into the reporting segment "Other" due to the immateriality of these operating segments. The majority of the costs within the operating segments PDP and TDI are allocated to the E&P Norway, E&P International, E&P USA, MMP and REN reporting segments.

The changes do not have a material effect on comparable figures.

As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment "Other". The new reporting structure has been applied retrospectively with comparable figures reclassified. The change has its basis in the increased strategic importance of the renewable business for Equinor and that the information is regarded useful for the readers of the financial statements.

Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products, are eliminated in the Eliminations column below. Inter-segment revenues are based upon estimated market prices.

The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item Additions to PP&E, intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenues in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period's allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

| Third quarter 2021<br>(in USD million) | E&P<br>Norway | E&P<br>International | E&P<br>USA | MMP | REN | Other | Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| Revenues third party, other revenue and other income | 70 | 246 | 78 | 22,700 | 1 | 94 | 0 | 23,190 |
| Revenues inter-segment | 9,511 | 975 | 808 | 83 | 0 | 2 | (11,379) | 0 |
| Net income/(loss) from equity accounted investments | (1) | 61 | 0 | 3 | 6 | 5 | 0 | 75 |
| Total revenues and other income | 9,580 | 1,283 | 886 | 22,787 | 7 | 102 | (11,379) | 23,264 |
| Purchases [net of inventory variation] | 0 | (6) | (0) | (20,290) | 0 | (1) | 11,245 | (9,052) |
| Operating, selling, general and administrative expenses | (1,087) | (365) | (222) | (1,003) | (33) | 156 | 168 | (2,386) |
| Depreciation, amortisation and net impairment losses | (478) | (368) | (374) | (570) | (1) | (244) | 0 | (2,034) |
| Exploration expenses | (169) | (11) | (46) | 0 | 0 | 0 | 0 | (226) |
| Total operating expenses | (1,733) | (749) | (642) | (21,862) | (34) | (89) | 11,412 | (13,698) |
| Net operating income/(loss) | 7,846 | 534 | 244 | 924 | (27) | 13 | 33 | 9,567 |
| Additions to PP&E, intangibles and equity accounted investments | 1,121 | 444 | 174 | 49 | 74 | 144 | (0) | 2,006 |

| Second quarter 2021 (in USD million) | E&P Norway | E&P International | E&P USA | MMP | REN | Other | Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| Revenues third party, other revenue and other income | 42 | 287 | 101 | 16,892 | 7 | 117 | 0 | 17,446 |
| Revenues inter-segment | 6,167 | 1,170 | 867 | 82 | 0 | 1 | (8,287) | 0 |
| Net income/(loss) from equity accounted investments | 0 | 19 | 0 | 7 | (6) | (4) | 0 | 16 |
| Total revenues and other income | 6,210 | 1,475 | 968 | 16,981 | 2 | 114 | (8,287) | 17,462 |
| Purchases [net of inventory variation] | 0 | 14 | (0) | (15,448) | 0 | (0) | 8,035 | (7,399) |
| Operating, selling, general and administrative expenses | (828) | (439) | (287) | (1,097) | (32) | 57 | 298 | (2,329) |
| Depreciation, amortisation and net impairment losses | (908) | (228) | (438) | (284) | (1) | (252) | 0 | (2,111) |
| Exploration expenses | (55) | (231) | (39) | 0 | 0 | 0 | 0 | (326) |
| Total operating expenses | (1,792) | (884) | (764) | (16,829) | (33) | (195) | 8,333 | (12,164) |
| Net operating income/(loss) | 4,418 | 591 | 204 | 152 | (31) | (82) | 46 | 5,298 |
| Additions to PP&E, intangibles and equity accounted investments | 1,368 | 429 | 180 | 59 | 156 | 52 | 0 | 2,243 |

| Third quarter 2020 (in USD million) | E&P Norway | E&P International | E&P USA | MMP | REN[1] | Other[1] | Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| Revenues third party, other revenue and other income | 15 | 91 | 76 | 11,000 | 5 | 66 | 0 | 11,253 |
| Revenues inter-segment | 2,806 | 731 | 535 | 47 | 0 | 1 | (4,121) | 0 |
| Net income/(loss) from equity accounted investments | 0 | 18 | 0 | 8 | 60 | 0 | 0 | 86 |
| Total revenues and other income | 2,822 | 840 | 611 | 11,055 | 65 | 67 | (4,121) | 11,339 |
| Purchases [net of inventory variation] | 0 | 12 | 0 | (9,171) | (0) | 1 | 3,851 | (5,307) |
| Operating, selling, general and administrative expenses | (735) | (373) | (344) | (1,231) | (50) | 202 | 163 | (2,368) |
| Depreciation, amortisation and net impairment losses | (1,486) | (1,504) | (1,460) | (102) | (0) | (247) | 0 | (4,798) |
| Exploration expenses | (170) | (304) | (413) | 0 | 0 | 1 | 0 | (886) |
| Total operating expenses | (2,391) | (2,168) | (2,217) | (10,504) | (50) | (42) | 4,014 | (13,359) |
| Net operating income/(loss) | 431 | (1,328) | (1,606) | 551 | 15 | 25 | (107) | (2,019) |
| Additions to PP&E, intangibles and equity accounted investments | 1,103 | 357 | 252 | 35 | 7 | 271 | 0 | 2,025 |

1) Reclassified

| First nine months 2021 (in USD million) | E&P Norway | E&P International | E&P USA | MMP | REN | Other | Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| Revenues third party, other revenue and other income | 139 | 754 | 300 | 55,290 | 1,390 | 322 | 0 | 58,195 |
| Revenues inter-segment | 21,433 | 2,950 | 2,547 | 249 | 0 | 4 | (27,184) | 0 |
| Net income/(loss) from equity accounted investments | (0) | 103 | 0 | 18 | (1) | 1 | 0 | 121 |
| Total revenues and other income | 21,572 | 3,808 | 2,847 | 55,557 | 1,390 | 327 | (27,184) | 58,316 |
| Purchases [net of inventory variation] | 0 | (21) | (0) | (49,914) | 0 | (1) | 26,321 | (23,617) |
| Operating, selling, general and administrative expenses | (2,709) | (1,056) | (844) | (3,169) | (105) | 266 | 742 | (6,875) |
| Depreciation, amortisation and net impairment losses | (2,956) | (995) | (1,247) | (1,005) | (2) | (736) | 0 | (6,942) |
| Exploration expenses | (294) | (349) | (156) | 0 | 0 | 0 | 0 | (798) |
| Total operating expenses | (5,958) | (2,421) | (2,247) | (54,089) | (107) | (471) | 27,062 | (38,231) |
| Net operating income/(loss) | 15,614 | 1,386 | 600 | 1,468 | 1,283 | (145) | (121) | 20,085 |
| Additions to PP&E, intangibles and equity accounted investments | 3,798 | 1,269 | 511 | 146 | 358 | 182 | (0) | 6,263 |
| **Balance sheet information** | | | | | | | | |
| Equity accounted investments | 3 | 1,265 | 0 | 96 | 1,061 | 31 | (0) | 2,456 |
| Non-current segment assets | 35,240 | 17,370 | 11,552 | 2,982 | 156 | 3,525 | 0 | 70,826 |
| Non-current assets not allocated to segments | | | | | | | | 13,144 |
| Total non-current assets | | | | | | | | 86,425 |

| First nine months 2020 (in USD million) | E&P Norway | E&P International | E&P USA | MMP | REN[1] | Other[1] | Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| Revenues third party, other revenue and other income | 33 | 308 | 285 | 33,087 | 5 | 165 | 0 | 33,882 |
| Revenues inter-segment | 7,985 | 2,412 | 1,686 | 232 | 0 | 3 | (12,318) | 0 |
| Net income/(loss) from equity accounted investments | 0 | 22 | 0 | 26 | 142 | 0 | 0 | 190 |
| Total revenues and other income | 8,018 | 2,742 | 1,971 | 33,344 | 147 | 167 | (12,318) | 34,073 |
| Purchases [net of inventory variation] | 0 | (56) | 0 | (27,799) | (0) | 1 | 12,400 | (15,453) |
| Operating, selling, general and administrative expenses | (2,076) | (1,152) | (1,008) | (3,998) | (122) | 458 | 516 | (7,382) |
| Depreciation, amortisation and net impairment losses | (4,318) | (2,883) | (3,171) | (709) | (0) | (676) | 0 | (11,757) |
| Exploration expenses | (330) | (840) | (745) | 0 | 0 | 1 | 0 | (1,914) |
| Total operating expenses | (6,724) | (4,931) | (4,924) | (32,505) | (122) | (216) | 12,916 | (36,506) |
| Net operating income/(loss) | 1,294 | (2,189) | (2,953) | 839 | 25 | (49) | 599 | (2,434) |
| Additions to PP&E, intangibles and equity accounted investments | 3,511 | 1,582 | 945 | 142 | 13 | 755 | 0 | 6,948 |
| **Balance sheet information** | | | | | | | | |
| Equity accounted investments | 2 | 581 | 0 | 87 | 960 | 20 | (0) | 1,650 |
| Non-current segment assets | 31,442 | 18,710 | 14,113 | 4,427 | 3 | 3,961 | 0 | 72,655 |
| Non-current assets not allocated to segments | | | | | | | | 11,995 |
| Total non-current assets | | | | | | | | 86,300 |

1) Reclassified

In the third quarter of 2021 Equinor recognised net impairment reversals of USD 513 million of which USD 19 million was net impairment of acquisition cost and signature bonuses classified as exploration expenses. The line item Exploration expenses in the Consolidated statement of income also includes impairment of capitalised exploration well cost. For information regarding impairment of capitalised exploration well cost, see note 6 Property, plant and equipment and intangible assets.

In the E&P International segment the net impairment reversal was USD 51 million that mainly related to an asset in the Europe and Asia area caused by positive change in the short-term price assumptions.

In the E&P Norway segment the net impairment reversal was USD 975 million related to an offshore asset caused by a positive change in the short-term price assumptions.

In the MMP segment the impairments were USD 485 million of which USD 480 million that related to a refinery caused by increased estimated $CO_2$ costs.

In the E&P USA segment the net impairment was USD 28 million. In the E&P USA – onshore area the net impairment reversal was USD 25 million that mainly was caused by increased short- and mid-term gas prices and changes in business plans. In the E&P USA - offshore Gulf of Mexico an asset was impaired by USD 18 million due to decreased production estimates. Acquisition cost and signature bonuses related to exploration assets were impaired by USD 35 million.

For information on group impairment losses and reversals, see note 6 Property, plant and equipment and intangible assets.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

**Non-current assets by country**

| (in USD million) | At 30 September 2021 | At 30 June 2021 | At 31 December 2020 | At 30 September 2020 |
|---|---|---|---|---|
| Norway | **40,657** | 41,342 | 42,192 | 37,327 |
| USA | **12,431** | 12,667 | 13,172 | 14,858 |
| Brazil | **8,505** | 8,339 | 8,203 | 8,752 |
| UK | **4,010** | 4,222 | 4,398 | 4,175 |
| Azerbaijan | **1,675** | 1,674 | 1,683 | 1,684 |
| Canada | **1,429** | 1,478 | 1,527 | 1,468 |
| Russia | **1,071** | 1,012 | 973 | 429 |
| Angola | **870** | 914 | 725 | 1,270 |
| Algeria | **757** | 772 | 808 | 845 |
| Denmark | **551** | 568 | 953 | 911 |
| Other | **1,326** | 1,592 | 1,447 | 2,587 |
| Total non-current assets[1] | **73,281** | 74,579 | 76,082 | 74,305 |

1) Excluding deferred tax assets, pension assets and non-current financial assets.

**Revenues from contracts with customers by geographical areas**

When attributing the line item Revenues third party, other revenues and other income to the country of the legal entity executing the sale for the third quarter of 2021, Norway constitutes 78% and USA constitutes 13% of such revenues. For the third quarter of 2020, Norway and USA constituted 82% and 13% of such revenues, respectively.

For the first nine months of 2021, Norway constitutes 78% and the US constitutes 15% of such revenues. For the first nine months of 2020, Norway and the US constituted 81% and 14% of such revenues respectively.

**Revenues from contracts with customers and other revenues**

| | Quarters | | | First nine months | | Full year |
|---|---|---|---|---|---|---|
| Q3 2021 | Q2 2021 | Q3 2020 | (in USD million) | 2021 | 2020 | 2020 |
| **9,749** | 9,060 | 6,635 | Crude oil | 27,523 | 18,493 | 24,509 |
| **6,111** | 3,443 | 1,351 | Natural gas | 12,851 | 4,709 | 7,213 |
| **5,341** | 2,908 | 1,048 | - European gas | 10,910 | 3,739 | 5,839 |
| **431** | 319 | 229 | - North American gas | 1,172 | 715 | 1,010 |
| **339** | 215 | 74 | - Other incl. Liquefied natural gas | 770 | 255 | 363 |
| **2,911** | 2,682 | 1,560 | Refined products | 7,966 | 4,847 | 6,534 |
| **2,233** | 1,672 | 1,282 | Natural gas liquids | 5,815 | 3,570 | 5,069 |
| **221** | 205 | 295 | Transportation | 682 | 911 | 1,083 |
| **128** | 341 | 91 | Other sales | 581 | 316 | 681 |
| **21,352** | 17,402 | 11,215 | Revenues from contracts with customers | 55,419 | 32,846 | 45,088 |
| **82** | 80 | 27 | Taxes paid in-kind | 240 | 65 | 93 |
| **243** | 294 | (16) | Physically settled commodity derivatives | 378 | 235 | 209 |
| **1,361** | (471) | (44) | Gain/(loss) on commodity derivatives | 367 | 549 | 108 |
| **72** | 74 | 70 | Other revenues | 215 | 182 | 256 |
| **1,759** | (23) | 36 | Total other revenues | 1,200 | 1,032 | 665 |
| **23,111** | 17,380 | 11,250 | Revenues | 56,619 | 33,878 | 45,753 |

# 3 Acquisitions and disposals

**Divestments**
**Terra Nova**
On 8 September 2021, Equinor closed the transaction with Cenovus and Murphy to sell 100% of its interest, which includes a release of any future obligations and liabilities, in the Terra Nova asset in offshore Canada. The transaction is accounted for in the E&P International segment. The consideration paid, the net carrying amount and the impact to the Consolidated statement of income is immaterial.

**Bakken onshore unconventional field**
On 26 April 2021, Equinor closed the transaction to divest its interests in the Bakken field in the US states of North Dakota and Montana to Grayson Mill Energy, backed by EnCap Investments for an estimated total consideration of USD 819 million, including interim period settlement, for which payment has been received in the first half of 2021. Post-closing settlement adjustments are ongoing, and the consideration will be final in early 2022. The asset was impaired in the first quarter of 2021. In the second quarter of 2021, an insignificant loss was recorded and is presented in the line item Operating expenses in the Consolidated statement of income in the E&P USA segment.

**Divestment of 10% of Dogger Bank Farm A and B**
On 26 February 2021, Equinor closed the transaction with Eni to sell a 10% equity interest in the Dogger Bank Wind Farm A and B assets in the UK for a total consideration of GBP 206.4 million (USD 285 million), resulting in a gain of GBP 202.8 million (USD 280 million). After closing, the new overall shareholdings in Dogger Bank A and Dogger Bank B are SSE Renewables (40%), Equinor (40%), and Eni (20%). Equinor will continue to equity account for the remaining investment as a joint venture. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

**Divestment of non-operated interest in the Empire Wind and Beacon Wind assets on the US east coast**
On 29 January 2021, Equinor closed the transaction with BP to sell 50% of the non-operated interests in the Empire Wind and Beacon Wind assets for a preliminary total consideration after interim period adjustments of USD 1.2 billion, resulting in a gain of USD 1.1 billion for the divested part, of which USD 500 million had been prepaid at the end of December 2020. Through this transaction, the two companies have established a strategic partnership for further growth within offshore wind in the USA. Following the transaction, Equinor remains the operator with a 50% interest. Equinor consolidated the assets until transaction closing, and thereafter the investments are classified as joint ventures and accounted for using the equity method. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

**Acquisitions**
**Acquisition of Wento**
On 5 May 2021, Equinor completed a transaction to acquire 100% of the shares in Polish onshore renewables developer Wento from the private equity firm Enterprise Investors for a cash consideration of EUR 98 million (USD 117 million) after net cash adjustments. In addition, Equinor acquired a receivable of USD 3 million from Enterprise Investors towards investees. The assets and liabilities related to the acquired business have been recognised under the acquisition method. In the second quarter 2021, the acquisition resulted in an increase of Equinor's intangible assets of USD 46 million, goodwill of USD 59 million, deferred tax liability of USD 9 million and other net assets of USD 21 million. The goodwill reflects the expected synergies, competence and access to the Polish renewables market obtained in the acquisition. The transaction has been accounted for in the REN segment.

**Held for sale**
On 10 June 2021, Equinor entered into an agreement with the Klesch Group to sell 100% of the shares in Equinor Refining Denmark A/S. Equinor Refining Denmark A/S consists of the Kalundborg refinery and terminal in the northwest of Zealand, the Hedehusene terminal near Copenhagen as well as associated infrastructure and industrial property. The assets and liabilities related to this entity are classified as held for sale and presented in the MMP segment at 30 September 2021. Closing of the transaction is subject to customary approvals and contractual condition precedents. Closing is expected in the fourth quarter of 2021. Equinor has recognised an impairment loss based on the estimated fair value less costs to sell in the second quarter of 2021.

In the third quarter 2021, a part of an offshore wind asset in Europe and Asia area has been classified as held for sale. Equinor has actively marketed a part of the asset and is expecting a divestment during the first half of 2022. The carrying amount of the interests to be disposed of is immaterial and are reported in the REN segment.

## 4 Financial items

| | Quarters | | | First nine months | | Full year |
| Q3 2021 | Q2 2021 | Q3 2020 | (in USD million) | 2021 | 2020 | 2020 |
|---|---|---|---|---|---|---|
| 88 | (43) | (131) | Net foreign currency exchange gains/(losses) | 115 | (156) | (646) |
| 43 | 28 | 58 | Interest income and other financial items | 115 | 321 | 298 |
| (209) | 27 | 177 | Gains/(losses) on financial investments | (332) | 54 | 456 |
| (149) | (101) | 39 | Gains/(losses) other derivative financial instruments | (611) | 421 | 448 |
| (308) | (304) | (343) | Interest and other finance expenses | (924) | (1,066) | (1,392) |
| (536) | (393) | (201) | Net financial items | (1,637) | (426) | (836) |

Gains/(losses) on derivative financial instruments is a loss of USD 149 million in the third quarter of 2021, compared to a gain of USD 39 million in the third quarter of 2020, mainly due to increased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 30 September 2021, there were no outstanding amounts on the US Commercial paper programme.

In the first nine months of 2021, Equinor recorded total lease payments of USD 1,000 million, of which USD 81 million were payment of interest and USD 919 million were down-payment of lease liabilities.

## 5 Income taxes

| | Quarters | | | First nine months | | Full year |
| Q3 2021 | Q2 2021 | Q3 2020 | (in USD million) | 2021 | 2020 | 2020 |
|---|---|---|---|---|---|---|
| 9,031 | 4,905 | (2,220) | Income/(loss) before tax | 18,448 | (2,859) | (4,259) |
| (7,622) | (2,962) | 95 | Income tax | (13,242) | (221) | (1,237) |
| 84.4% | 60.4% | 4.3% | Effective tax rate | 71.8% | (7.7%) | (29.0%) |

The tax rate for the third quarter of 2021 and for the first nine months of 2021 was primarily influenced by high share of operating income from the Norwegian continental shelf with higher than average effective tax rate and losses recognised in countries with lower than average effective tax rates, partially offset by positive income in countries with unrecognised deferred tax assets. The tax rate also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the third quarter 2020 and for the first nine months of 2020 was primarily influenced by losses including net impairments recognised in countries with unrecognised deferred taxes or in countries with lower than average tax rates. The tax rate was also influenced by currency effects in entities that are taxable in other currencies than the functional currency, partially offset by the temporary changes to Norway's petroleum tax system.

The tax rate for the first nine months of 2020 was also influenced by changes in best estimates for uncertain tax positions.

The tax rate for the full year 2020 was primarily influenced by losses including net impairments recognised in countries with unrecognised deferred taxes or in countries with lower than average tax rates. The tax rate was also influenced by currency effects in entities that are taxable in other currencies than the functional currency, partially offset by the temporary changes to Norway's petroleum tax system and changes in best estimates for uncertain tax positions.

## 6 Property, plant and equipment and intangible assets

| (in USD million) | Property, plant and equipment | Intangible assets |
|---|---|---|
| Carrying amount at 31 December 2020 | 65,672 | 8,148 |
| Additions through business combinations | 5 | 116 |
| Additions | 5,331 | 183 |
| Transfers | 1,382 | (1,382) |
| Disposals and reclassifications | (71) | (20) |
| Transferred to assets classified as held for sale | (176) | (0) |
| Expensed exploration expenditures and net impairment losses | - | (170) |
| Depreciation, amortisation and net impairment losses | (6,922) | (20) |
| Foreign currency translation effects | (1,157) | (93) |
| Carrying amount at 30 September 2021 | 64,063 | 6,762 |

Right-of-use (RoU) assets are included within property, plant and equipment with a net book value of USD 3,473 million per 30 September 2021. Additions to RoU assets amount to USD 371 million. Gross depreciation and impairment of RoU assets amount to USD 944 million in the first nine months of 2021, of which depreciation costs of USD 228 million have been allocated to exploration and development activities and are presented net on the Depreciation, amortisation and net impairment losses and Additions lines in the table above.

### Net impairments/(reversal) of impairments

For information on impairment losses and reversals per reporting segment, see note 2 Segments.

| Third quarter | Property, plant and equipment | | Intangible assets | | Total | |
|---|---|---|---|---|---|---|
| (in USD million) | 2021 | 2020 | 2021 | 2020 | 2021 | 2020 |
| Producing and development assets | (532) | 2,354 | (18) | 311 | (550) | 2,665 |
| Goodwill | - | - | 0 | 0 | 0 | 0 |
| Other intangible assets | - | - | (0) | 0 | (0) | 0 |
| Acquisition costs related to oil and gas prospects | - | - | 37 | 264 | 37 | 264 |
| Total net impairment loss/(reversal) recognised | (532) | 2,354 | 19 | 575 | (513) | 2,928 |

| First nine months | Property, plant and equipment | | Intangible assets | | Total | |
|---|---|---|---|---|---|---|
| (in USD million) | 2021 | 2020 | 2021 | 2020 | 2021 | 2020 |
| Producing and development assets | (511) | 4,732 | (6) | 589 | (517) | 5,321 |
| Goodwill | - | - | 1 | 1 | 1 | 1 |
| Other intangible assets | - | - | 1 | 0 | 1 | 0 |
| Acquisition costs related to oil and gas prospects | - | - | 154 | 434 | 154 | 434 |
| Total net impairment loss/(reversal) recognised | (511) | 4,732 | 150 | 1,023 | (361) | 5,755 |

The net impairments have been recognised in the Consolidated statement of income as Depreciation, amortisation and net impairment losses and Exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts in the third quarter and first nine months of 2021 were mainly based on value in use.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

**Changes to accounting assumptions**

Management's future commodity price assumptions and currency assumptions are used for value-in-use impairment testing. The same assumptions are also used for evaluating investment opportunities, together with other relevant criteria, including among others robustness targets (value creation in lower commodity price scenarios). While there are inherent uncertainties in the assumptions, the commodity price assumptions as well as currency assumptions reflect management's best estimate of the price and currency development over the life of the Group's assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management's best estimate also takes into consideration a range of external forecasts.

Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy and future supply actions by OPEC+ and the potential long-term impact on demand resulting from the Covid-19 pandemic and the measures taken to contain it and other factors. The management's analysis of the expected development in drivers for the different commodity markets and exchange rates resulted in changes in the long-term price assumptions as from the third quarter of 2021. The following price assumptions have been the basis for the impairment calculations.

All commodity prices are on a real 2021 basis, and comparables as per fourth quarter 2020 and up to the third quarter of 2021 are given in brackets.

For Brent blend, Equinor expects a price of 65 USD/bbl in 2025 (67 USD/bbl) then gradually an increase to a peak in 2030 before declining to 64 USD/bbl in 2040 (66 USD/bbl), and further down to below 60 USD/bbl in the 2050s. Price assumptions from 2025 are unchanged compared to year-end 2020.

For natural gas in the UK (NBP), we expect some volatility, where the trend is a gradual decrease to 6.4 USD/mmBtu in 2030 (6.7 USD/mmBtu). From 2030, a flatter price-curve is expected, with the price gradually increasing to 7.7 USD/mmBtu in 2040 (8.0 USD/mmBtu). Beyond 2040, a declining price trend is foreseen as the energy transition is expected to impact the demand side. For 2050, the price is expected to be at the pre-2035 level of 7.0 USD/mmBtu (7.7 USD/mmBtu).

Henry Hub is expected to decrease to 3.2 USD/mmBtu in 2030 (3.3 USD/mmBtu) and 3.3 USD/mmBtu in 2040 (3.8 USD/mmBtu) a level that is expected to continue through the 2040s

The electricity prices are expected to increase significantly in the future. Due to the increasing gas and $CO_2$ prices the electricity prices in Germany are expected to be 77 EUR/MWh in 2022 (61 EUR/MWh). In 2030 the prices are expected to be 58 EUR/MWh (43 EUR/MWh) and then rather flat towards 2050.

Climate considerations are included in the impairment calculations directly by estimating the $CO_2$ taxes in the cash flows. Indirectly the expected effect of climate changes is also included in the estimated commodity prices where supply and demand are considered. The prices also have effect on the estimated production profiles and economic cut-off of the projects. Furthermore, climate considerations are a part of the investment decisions following Equinor's strategy and commitments to the energy transition.

In the third quarter the impairment calculation of the refinery is significantly affected by an increase in the expected $CO_2$ prices. The EU ETS price is expected to increase to a significantly higher level than today with an increase from today's prices of around 56 EUR/tonne to 65 EUR/tonne (27,5 EUR/tonne) in 2030 and further to 100 EUR/tonne (41 EUR/tonne) in 2050. Norway's Climate Action Plan (Meld.St. 13 (2020-2021) which assumes a gradually increased $CO_2$ tax (the total of EU ETS + Norwegian $CO_2$ tax) in Norway to 2000 NOK/tonne in 2030 is used for impairment calculations of Norwegian upstream assets.

Based on Equinor's updated strategy and renewed climate ambitions and the development of key indicators, the corporate global $CO_2$ price used for investment decisions increases from 57.6 USD/tonne eq. in 2022 to 100 USD/tonne $CO_2$ eq. from 2030 onwards (57.6 USD/tonne flat for all years in previous assumptions). Impairment calculations are based on what is considered to be best estimate and for countries outside EU, global $CO_2$ tax assumption is included if and from a point in time when it is probable that $CO_2$ tax will be implemented, such as in USA.

The long-term NOK currency exchange rates are expected to be unchanged. The NOK/USD rate from 2024 and onwards is kept at 8.50 and the NOK/EUR rate is kept at 10.0.

The Weighted Average Cost of Capital (WACC) rate is 5%. This rate is basically interest rate used for upstream activities. For other business areas the discount rate will be determined based on a risk assessment. Typically, the rate will decrease for assets/projects where the revenue is secured by fixed fees or government grants.

# 7 Provisions, commitments, contingent liabilities and contingent assets and related parties

**Asset retirement obligation**
Equinor's estimated asset retirement obligations (ARO) have decreased by USD 807 million to USD 16,485 million compared to year-end 2020, mainly due to increased discount rates. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

**Onerous contract**
Due to significantly reduced expected use of a transportation agreement, Equinor provided for an onerous contract of USD 166 million in 2020. In the third quarter 2021, this liability has been reversed due to settlement. The reduction in provision is reflected within Operating expenses in the Consolidated statement of income.

**Supreme Court decision related to ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services)**
In Brazil, the State of Rio de Janeiro in 2015 published a law whereby crude oil extraction would be subject to a 18% ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services). The Brazilian Industry Association filed a suit with the Federal Supreme Court of Brazil challenging the law's constitutionality, and in March 2021 the plenary of Brazil's Supreme Court declared the State of Rio de Janeiro's law to be unconstitutional. The decision became final in May 2021. As a result, Equinor requested that the Supreme Court's decision is reflected in the ICMS related legal proceedings which previously were initiated by Equinor and which currently are ongoing for the Roncador and Peregrino fields in the legal system of the State of Rio de Janeiro. During the first nine months of 2021, developments in these state-level legal proceedings regarding the Peregrino field resulted in a reduction in Equinor's overall maximum exposure, which at the end of the third quarter 2021 is estimated at USD 433 million. Following the Supreme Court's decision, including a decision in September 2021 that the appeal presented by the State should not be analysed, Equinor evaluates the probability of any cash outflow in these cases to be remote. As no provisions have previously been made in the matter, the Brazilian Supreme Court's decision does not impact Equinor's Condensed interim financial statements for the third quarter or first nine months of 2021.

**Redetermination process for Agbami field**
Through its ownership in OML 128 in Nigeria, Equinor is a party to an ownership interest redetermination process for the Agbami field, which will reduce Equinor's ownership interest. A non-binding agreement for settlement of the redetermination was reached during the fourth quarter of 2018. The parties to the non-binding agreement have thereafter continued to work towards a final settlement and agreed-upon ownership percentage adjustment. In June 2021, Equinor paid a total of USD 822 million to two of the partners in the Agbami Unit. The payment covered outstanding amounts between the three parties as of 31 March 2021. Following the payment, an adjustment to the previous provision by USD 57 million was reflected in the E&P International segment under Other Revenue. The remaining Agbami redetermination related provision reflected in Trade and other payables in the Consolidated balance sheet at third quarter end is immaterial.

**Mineral rights dispute along the Missouri riverbank**
Equinor produces minerals from wells in spacing units along the Missouri River in which ownership of the mineral rights associated with the near shore region up to the ordinary high-water mark have been disputed. As operator of wells in those units, Equinor has a right to part of the proceeds, and a responsibility to distribute the remainder of the proceeds from the production to the owners of the mineral rights. As the riverbank has moved continuously over time, updated river-surveys have resulted in interest claims from several parties, including the State of North Dakota, the United States, and private parties. During the second quarter of 2021, Equinor received updated title opinions reflecting the latest State survey that resulted in clarification among the main parties. Certain limited procedural matters remain, but Equinor's maximum exposure in the case was significantly reduced and at this stage is minor. Amounts reflected in the matter in the Consolidated balance sheet at 30 September 2021 and in the Consolidated statement of income during the third quarter and for the first nine months of 2021 are immaterial.

During the normal course of its business, Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset in respect of such litigation and claims, cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

**Related parties**
The line item Prepayments and Financial Receivables includes USD 739 million which represent a gross receivable from the Norwegian state under the Marketing Instruction in relation to the state's (SDFI) expected participation in the gas sales activities of a foreign subsidiary of Equinor. At year end 2020 the corresponding amount was USD 169 million. The increase in the third quarter of 2021 is mainly related to unrealised losses on natural gas related derivative financial instruments applied in risk management of gas storage and future sales.

## 8 Impact of the Covid-19 pandemic

In 2021, the Covid-19 pandemic continues to impact worldwide economic growth and energy demand, however differently in different economies. The uncertainties with regard to recovery from the effects of the pandemic remain. During the first nine months of 2021, oil prices rebounded after an unprecedented collapse and increased volatility in 2020. Developments related to the ongoing pandemic, such as new or continued lockdowns or other measures implemented by various countries, new outbreaks, and the success of ongoing vaccination efforts, will continue to impact energy demand, energy prices, and related volatilities in 2021 and beyond. At the same time, markets are currently showing signs of increased demand relative to supply, reflected in considerably higher price levels for oil and especially for gas in the near term.

On 19 March 2021, Equinor published its 2020 Annual Report and Form 20-F. The impact of the Covid-19 pandemic for the Equinor group, including the impact for future energy price levels and demand, is discussed and reflected in a number of notes to those 2020 annual consolidated financial statements. In the third quarter of 2021, Equinor updated relevant commodity price accounting assumptions. Reference in this regard is made to Note 6 Property, Plant and Equipment and Intangible Assets of these Condensed interim financial statements. Otherwise, specific Covid-19 pandemic related information in the 2020 annual report with a reach beyond 2020 continues, in all material aspects, to apply for the first nine months of 2021.

During the first nine months of 2021, Equinor has only experienced immaterial effects of the pandemic from assets in operation, due to measures taken to maintain and secure safe production. The Covid-19 pandemic continues to impact Equinor's maintenance and development project portfolio world-wide with personnel limitation issues causing schedule delays and cost increases, especially as regards Equinor's Brazilian organisation and the Peregrino field projects, as well as certain Norwegian development projects. The situation continues to be unpredictable and may have additional consequences for the progress and costs of our projects.

## 9 Subsequent events

On 21 October 2021, Equinor has redeemed a USD 750 million bond due in January 2022 by exercising the make-whole option. The redemption price including accrued interest was USD 761 million.

On 26 October 2021, the board of directors resolved to declare a dividend for the third quarter of 2021 of USD 0.18 per share. The Equinor shares will trade ex-dividend 11 February 2022 on the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 14 February 2022 and payment date will be 25 February 2022.

On 26 October 2021, the board of directors resolved the commencement of the second tranche of the share buy-back programme for a total of USD 1.0 billion, including shares to be redeemed from the Norwegian State. The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled. The second tranche will end no later than 31 January 2022.

# Supplementary disclosures

**Operational data**

| Q3 2021 | Quarters Q2 2021 | Q3 2020 | Change Q3 on Q3 | Operational data | First nine months 2021 | 2020 | Change |
|---|---|---|---|---|---|---|---|
| | | | | **Prices** | | | |
| 73.5 | 68.8 | 43.0 | 71% | Average Brent oil price (USD/bbl) | 67.7 | 40.8 | 66% |
| 70.5 | 64.9 | 39.6 | 78% | E&P Norway average liquids price (USD/bbl) | 64.2 | 35.9 | 79% |
| 69.7 | 65.3 | 39.1 | 78% | E&P International average liquids price (USD/bbl) | 64.6 | 37.3 | 73% |
| 60.5 | 56.7 | 32.2 | 88% | E&P USA average liquids price (USD/bbl) | 55.3 | 30.3 | 82% |
| 69.2 | 63.7 | 38.3 | 81% | Group average liquids price (USD/bbl) [1] | 63.2 | 35.2 | 80% |
| 606 | 533 | 349 | 74% | Group average liquids price (NOK/bbl) [1] | 541 | 335 | 61% |
| 13.91 | 7.08 | 1.45 | >100% | E&P Norway average internal gas price (USD/mmbtu) [9] | 8.84 | 1.70 | >100% |
| 2.90 | 1.82 | 1.13 | >100% | E&P USA average internal gas price (USD/mmbtu) [9] | 2.28 | 1.31 | 74% |
| 12.82 | 7.54 | 2.72 | >100% | Average invoiced gas prices - Europe (USD/mmbtu) [8] | 8.99 | 3.06 | >100% |
| 3.23 | 2.25 | 1.53 | >100% | Average invoiced gas prices - North America (USD/mmbtu) [8] | 2.77 | 1.63 | 70% |
| 5.2 | 3.4 | (0.1) | N/A | Refining reference margin (USD/bbl) [2] | 3.4 | 1.8 | 86% |
| | | | | **Entitlement production (mboe per day)** | | | |
| 650 | 604 | 619 | 5% | E&P Norway entitlement liquids production | 639 | 635 | 1% |
| 203 | 212 | 220 | (8%) | E&P International entitlement liquids production | 209 | 240 | (13%) |
| 98 | 138 | 151 | (35%) | E&P USA entitlement liquids production | 129 | 170 | (24%) |
| 951 | 954 | 991 | (4%) | Group entitlement liquids production | 976 | 1,045 | (7%) |
| 695 | 652 | 654 | 6% | E&P Norway entitlement gas production | 690 | 681 | 1% |
| 27 | 39 | 35 | (24%) | E&P International entitlement gas production | 40 | 41 | (2%) |
| 182 | 199 | 185 | (2%) | E&P USA entitlement gas production | 198 | 179 | 10% |
| 904 | 891 | 874 | 3% | Group entitlement gas production | 928 | 901 | 3% |
| 1,855 | 1,845 | 1,865 | (1%) | Total entitlement liquids and gas production [3] | 1,904 | 1,946 | (2%) |
| | | | | **Equity production (mboe per day)** | | | |
| 650 | 604 | 619 | 5% | E&P Norway equity liquids production | 639 | 635 | 1% |
| 289 | 295 | 283 | 2% | E&P International equity liquids production | 295 | 309 | (5%) |
| 109 | 153 | 173 | (37%) | E&P USA equity liquids production | 143 | 194 | (26%) |
| 1,048 | 1,052 | 1,076 | (3%) | Group equity liquids production | 1,076 | 1,138 | (5%) |
| 695 | 652 | 654 | 6% | E&P Norway equity gas production | 690 | 681 | 1% |
| 33 | 54 | 40 | (18%) | E&P International equity gas production | 49 | 47 | 4% |
| 220 | 239 | 224 | (2%) | E&P USA equity gas production | 237 | 213 | 11% |
| 948 | 945 | 918 | 3% | Group equity gas production | 976 | 941 | 4% |
| 1,996 | 1,997 | 1,994 | 0% | Total equity liquids and gas production [4] | 2,053 | 2,079 | (1%) |
| | | | | **REN power generation** | | | |
| 304 | 282 | 319 | (5%) | Power generation (GWh) | 1,036 | 1,181 | (12%) |

**Exchange rates**

| Q3 2021 | Quarters Q2 2021 | Q3 2020 | Change Q3 on Q3 | Exchange rates | First nine months 2021 | 2020 | Change |
|---|---|---|---|---|---|---|---|
| 0.1141 | 0.1195 | 0.1095 | 4% | NOK/USD average daily exchange rate | 0.1169 | 0.1050 | 11% |
| 0.1139 | 0.1168 | 0.1055 | 8% | NOK/USD period-end exchange rate | 0.1139 | 0.1055 | 8% |
| 8.7612 | 8.3697 | 9.1321 | (4%) | USD/NOK average daily exchange rate | 8.5557 | 9.5266 | (10%) |
| 8.7788 | 8.5592 | 9.4814 | (7%) | USD/NOK period-end exchange rate | 8.7788 | 9.4814 | (7%) |
| 1.1788 | 1.2058 | 1.1685 | 1% | EUR/USD average daily exchange rate | 1.1958 | 1.1239 | 6% |
| 1.1579 | 1.1884 | 1.1708 | (1%) | EUR/USD period-end exchange rate | 1.1579 | 1.1708 | (1%) |

**Health, safety and the environment**

| Health, safety and the environment | Twelve months average per Q3 2021 | Full year 2020 |
|---|---|---|
| Total recordable injury frequency (TRIF) | 2.5 | 2.3 |
| Serious Incident Frequency (SIF) | 0.4 | 0.5 |
| Oil and gas leakages (number of)[1] | 11 | 11 |

| Climate | First nine months 2021 | Full year 2020 |
|---|---|---|
| Upstream CO2 intensity (kg CO2/boe)[2] | 7.2 | 8.0 |

1) Number of leakages with rate above 0.1 kg/second during the past 12 months.
2) Total scope 1 emissions of CO2 (kg CO2) from exploration and production, divided by total production (boe).

## Reconciliation of net operating income/(loss) to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

| Items impacting net operating income/(loss) in the third quarter of 2021 (in USD million) | Equinor group | Exploration & Production Norway | Exploration & Production International | Exploration & Production USA | Marketing, Midstream & Processing | Renewables | Other |
|---|---|---|---|---|---|---|---|
| Net operating income/(loss) | **9,567** | 7,846 | 534 | 244 | 924 | (27) | 45 |
| | | | | | | | |
| Total revenues and other income | **869** | (95) | 105 | - | 864 | (1) | (3) |
| Changes in fair value of derivatives | **71** | (44) | - | - | 115 | - | - |
| Periodisation of inventory hedging effect | **748** | - | - | - | 748 | - | - |
| Impairment from associated companies | **1** | - | - | - | - | 1 | - |
| Over-/underlift | **60** | (50) | 110 | - | - | - | - |
| Gain/loss on sale of assets | **(11)** | - | (5) | - | - | (2) | (3) |
| | | | | | | | |
| Purchases [net of inventory variation] | **(75)** | - | - | - | (42) | - | (33) |
| Operational storage effects | **(42)** | - | - | - | (42) | - | - |
| Eliminations | **(33)** | - | - | - | - | - | (33) |
| | | | | | | | |
| Operating and administrative expenses | **(78)** | (18) | (32) | 16 | (44) | - | - |
| Over-/underlift | **(50)** | (18) | (32) | - | - | - | - |
| Gain/loss on sale of assets | **16** | - | - | 16 | - | - | - |
| Provisions | **(44)** | - | - | - | (44) | - | - |
| | | | | | | | |
| Depreciation, amortisation and net impairment losses | **(531)** | (975) | (53) | 11 | 485 | - | (0) |
| Impairment | **543** | - | - | 58 | 485 | - | (0) |
| Reversal of Impairment | **(1,075)** | (975) | (53) | (47) | - | - | - |
| | | | | | | | |
| Exploration expenses | **19** | 0 | 2 | 16 | - | - | - |
| Impairment | **41** | 0 | 2 | 39 | - | - | - |
| Reversal of Impairment | **(22)** | - | - | (22) | - | - | - |
| | | | | | | | |
| Sum of adjustments to net operating income/(loss) | **204** | (1,087) | 22 | 44 | 1,263 | (1) | (36) |
| | | | | | | | |
| Adjusted earnings/(loss) [5] | **9,771** | 6,760 | 556 | 288 | 2,187 | (28) | 9 |
| | | | | | | | |
| Tax on adjusted earnings | **(6,994)** | (5,059) | (178) | (3) | (1,760) | 6 | (0) |
| | | | | | | | |
| Adjusted earnings/(loss) after tax [5] | **2,777** | 1,700 | 378 | 285 | 428 | (22) | 9 |

| Items impacting net operating income/(loss) in the third quarter of 2020 (in USD million) | Equinor group | Exploration & Production Norway | Exploration & Production International* | Exploration & Production USA | Marketing, Midstream & Processing | Renewables* | Other* |
|---|---|---|---|---|---|---|---|
| Net operating income/(loss) | **(2,019)** | 431 | (1,328) | (1,606) | 551 | 15 | (82) |
| | | | | | | | |
| Total revenues and other income | **(431)** | (59) | (20) | - | (352) | 0 | - |
| Changes in fair value of derivatives | **(37)** | - | - | - | (37) | - | - |
| Periodisation of inventory hedging effect | **(315)** | - | - | - | (315) | - | - |
| Impairment from associated companies | **0** | - | - | - | - | 0 | - |
| Over-/underlift | **(79)** | (59) | (20) | - | - | - | - |
| | | | | | | | |
| Purchases [net of inventory variation] | **104** | - | - | - | (2) | - | 107 |
| Operational storage effects | **(2)** | - | - | - | (2) | - | - |
| Eliminations | **107** | - | - | - | - | - | 107 |
| | | | | | | | |
| Operating and administrative expenses | **189** | 36 | 67 | 29 | 64 | - | (7) |
| Over-/underlift | **90** | 36 | 54 | - | - | - | - |
| Gain/loss on sale of assets | **(1)** | - | - | (1) | - | - | - |
| Provisions | **100** | - | 12 | 30 | 64 | - | (7) |
| | | | | | | | |
| Depreciation, amortisation and net impairment losses | **2,353** | 360 | 992 | 990 | - | - | 10 |
| Impairment | **2,524** | 360 | 992 | 1,162 | - | - | 10 |
| Reversal of Impairment | **(171)** | - | (0) | (171) | - | - | - |
| | | | | | | | |
| Exploration expenses | **583** | 5 | 185 | 393 | - | - | - |
| Impairment | **638** | 5 | 183 | 449 | - | - | - |
| Reversal of Impairment | **(63)** | - | - | (63) | - | - | - |
| Provisions | **8** | - | 2 | 7 | - | - | - |
| | | | | | | | |
| Sum of adjustments to net operating income/(loss) | **2,799** | 342 | 1,224 | 1,413 | (289) | 0 | 110 |
| | | | | | | | |
| Adjusted earnings/(loss) [5] | **780** | 773 | (104) | (193) | 262 | 15 | 29 |
| | | | | | | | |
| Tax on adjusted earnings | **(509)** | (358) | 87 | 0 | (240) | (1) | 2 |
| | | | | | | | |
| Adjusted earnings/(loss) after tax [5] | **271** | 414 | (17) | (193) | 22 | 14 | 31 |

* Reclassified to reflect change to segment.

| Items impacting net operating income/(loss) in the first nine months of 2021 (in USD million) | Equinor group | Exploration & Production Norway | Exploration & Production International | Exploration & Production USA | Marketing, Midstream & Processing | Renewables | Other |
|---|---|---|---|---|---|---|---|
| Net operating income/(loss) | **20,085** | 15,614 | 1,386 | 600 | 1,468 | 1,283 | (266) |
| Total revenues and other income | **(1,065)** | (259) | 93 | - | 485 | (1,380) | (3) |
| Changes in fair value of derivatives | **27** | (64) | - | - | 91 | - | - |
| Periodisation of inventory hedging effect | **394** | - | - | - | 394 | - | - |
| Impairment from associated companies | **4** | - | - | - | - | 4 | - |
| Over-/underlift | **(40)** | (196) | 156 | - | - | - | - |
| Gain/loss on sale of assets[1] | **(1,393)** | - | (5) | - | - | (1,385) | (3) |
| Provisions | **(57)** | - | (57) | - | - | - | - |
| Purchases [net of inventory variation] | **(112)** | - | - | - | (233) | - | 121 |
| Operational storage effects | **(233)** | - | - | - | (233) | - | - |
| Eliminations | **121** | - | - | - | - | - | 121 |
| Operating and administrative expenses | **(50)** | 27 | (53) | 31 | (54) | - | - |
| Over-/underlift | **(29)** | 25 | (53) | - | - | - | - |
| Other adjustments | **(23)** | 2 | - | - | (25) | - | - |
| Gain/loss on sale of assets | **31** | - | - | 31 | - | - | - |
| Provisions | **(29)** | - | - | - | (29) | - | - |
| Depreciation, amortisation and net impairment losses | **(510)** | (1,102) | (191) | 39 | 727 | - | 17 |
| Impairment | **1,166** | 276 | 59 | 86 | 727 | - | 17 |
| Reversal of impairment | **(1,675)** | (1,379) | (250) | (47) | - | - | - |
| Exploration expenses | **148** | 7 | 101 | 40 | - | - | - |
| Impairment | **171** | 7 | 101 | 62 | - | - | - |
| Reversal of impairment | **(22)** | - | - | (22) | - | - | - |
| Sum of adjustments to net operating income/(loss)[1] | **(1,588)** | (1,327) | (50) | 110 | 925 | (1,380) | 135 |
| Adjusted earnings/(loss) [5][1] | **18,497** | 14,287 | 1,336 | 710 | 2,393 | (98) | (131) |
| Tax on adjusted earnings[1] | **(12,853)** | (10,501) | (489) | (3) | (1,917) | 15 | 43 |
| Adjusted earnings/(loss) after tax [5][1] | **5,644** | 3,785 | 847 | 707 | 475 | (83) | (88) |

1) REN and Group numbers are restated following a change in the policy for adjusted earnings. For more information, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

| Items impacting net operating income/(loss) in the first nine months of 2020 (in USD million) | Equinor group | Exploration & Production Norway | Exploration & Production International | Exploration & Production USA | Marketing, Midstream & Processing | Renewables* | Other* |
|---|---|---|---|---|---|---|---|
| Net operating income/(loss) | (2,434) | 1,294 | (2,189) | (2,953) | 839 | 25 | 550 |
| | | | | | | | |
| Total revenues and other income | (149) | 53 | (153) | - | (51) | 2 | - |
| Changes in fair value of derivatives | 52 | 6 | - | - | 46 | - | - |
| Periodisation of inventory hedging effect | (91) | - | - | - | (91) | - | - |
| Impairment from associated companies | 2 | - | - | - | - | 2 | - |
| Over-/underlift | (106) | 47 | (153) | - | - | - | - |
| Gain/loss on sale of assets | (6) | - | - | - | (6) | - | - |
| | | | | | | | |
| Purchases [net of inventory variation] | (403) | - | - | - | 196 | - | (599) |
| Operational storage effects | 196 | - | - | - | 196 | - | - |
| Eliminations | (599) | - | - | - | - | - | (599) |
| | | | | | | | |
| Operating and administrative expenses | 406 | (21) | 156 | 31 | 246 | - | (7) |
| Over-/underlift | 123 | (21) | 144 | - | - | - | - |
| Gain/loss on sale of assets | 2 | - | - | 2 | - | - | - |
| Provisions | 282 | - | 12 | 30 | 246 | - | (7) |
| | | | | | | | |
| Depreciation, amortisation and net impairment losses | 4,733 | 1,219 | 1,354 | 1,727 | 422 | - | 10 |
| Impairment | 4,951 | 1,219 | 1,401 | 1,898 | 422 | - | 10 |
| Reversal of impairment | (218) | - | (47) | (171) | - | - | - |
| | | | | | | | |
| Exploration expenses | 1,028 | 5 | 352 | 671 | - | - | - |
| Impairment | 1,082 | 5 | 350 | 727 | - | - | - |
| Reversal of impairment | (63) | - | - | (63) | - | - | - |
| Provisions | 8 | - | 2 | 7 | - | - | - |
| | | | | | | | |
| Sum of adjustments to net operating income/(loss) | 5,615 | 1,256 | 1,709 | 2,429 | 813 | 2 | (595) |
| | | | | | | | |
| Adjusted earnings/(loss) [5] | 3,181 | 2,551 | (479) | (524) | 1,652 | 27 | (45) |
| | | | | | | | |
| Tax on adjusted earnings | (1,704) | (1,264) | 310 | 0 | (972) | (1) | 224 |
| | | | | | | | |
| Adjusted earnings/(loss) after tax [5] | 1,478 | 1,287 | (170) | (524) | 680 | 26 | 179 |

* Reclassified to reflect change to segment.

| Items impacting net operating income/(loss) in the second quarter of 2021 (in USD million) | Equinor group | Exploration & Production Norway | Exploration & Production International | Exploration & Production USA | Marketing, Midstream & Processing | Renewables | Other |
|---|---|---|---|---|---|---|---|
| Net operating income/(loss) | **5,298** | 4,418 | 591 | 204 | 152 | (31) | (36) |
| | | | | | | | |
| Total revenues and other income | **(289)** | (22) | (161) | - | (107) | 0 | - |
| Changes in fair value of derivatives | **(60)** | (19) | - | - | (41) | - | - |
| Periodisation of inventory hedging effect | **(67)** | - | - | - | (67) | - | - |
| Impairment from associated companies | **0** | - | - | - | - | 0 | - |
| Over-/underlift | **(106)** | (2) | (103) | - | - | - | - |
| Provisions | **(57)** | - | (57) | - | - | - | - |
| | | | | | | | |
| Purchases [net of inventory variation] | **(133)** | - | - | - | (87) | - | (46) |
| Operational storage effects | **(87)** | - | - | - | (87) | - | - |
| Eliminations | **(46)** | - | - | - | - | - | (46) |
| | | | | | | | |
| Operating and administrative expenses | **42** | (35) | 62 | 15 | 1 | - | - |
| Over-/underlift | **26** | (35) | 62 | - | - | - | - |
| Other adjustments | **(25)** | - | - | - | (25) | - | - |
| Gain/loss on sale of assets | **15** | - | - | 15 | - | - | - |
| Provisions | **26** | - | - | - | 26 | - | - |
| | | | | | | | |
| Depreciation, amortisation and net impairment losses | **(389)** | (403) | (188) | - | 185 | - | 17 |
| Impairment | **211** | - | 9 | - | 185 | - | 17 |
| Reversal of Impairment | **(600)** | (403) | (197) | - | - | - | - |
| | | | | | | | |
| Exploration expenses | **113** | 7 | 95 | 11 | - | - | - |
| Impairment | **113** | 7 | 95 | 11 | - | - | - |
| | | | | | | | |
| Sum of adjustments to net operating income/(loss) | **(656)** | (453) | (193) | 26 | (8) | 0 | (29) |
| | | | | | | | |
| Adjusted earnings/(loss) [5] | **4,641** | 3,964 | 399 | 230 | 144 | (31) | (64) |
| | | | | | | | |
| Tax on adjusted earnings | **(3,064)** | (2,856) | (106) | 0 | (127) | 4 | 20 |
| | | | | | | | |
| Adjusted earnings/(loss) after tax [5] | **1,578** | 1,108 | 293 | 230 | 18 | (27) | (44) |

**Adjusted earnings after tax by reporting segment**

| | Quarters | | | | | | | | |
| | Q3 2021 | | | Q2 2021 | | | Q3 2020* | | |
| (in USD million) | Adjusted earnings | Tax on adjusted earnings | Adjusted earnings after tax | Adjusted earnings | Tax on adjusted earnings | Adjusted earnings after tax | Adjusted earnings | Tax on adjusted earnings | Adjusted earnings after tax |
|---|---|---|---|---|---|---|---|---|---|
| E&P Norway | 6,760 | (5,059) | 1,700 | 3,964 | (2,856) | 1,108 | 773 | (358) | 414 |
| E&P International | 556 | (178) | 378 | 399 | (106) | 293 | (104) | 87 | (17) |
| E&P USA | 288 | (3) | 285 | 230 | 0 | 230 | (193) | 0 | (193) |
| MMP | 2,187 | (1,760) | 428 | 144 | (127) | 18 | 262 | (240) | 22 |
| REN | (28) | 6 | (22) | (31) | 4 | (27) | 15 | (1) | 14 |
| Other | 9 | (0) | 9 | (64) | 20 | (44) | 29 | 2 | 31 |
| | | | | | | | | | |
| Total Equinor consolidation | 9,771 | (6,994) | 2,777 | 4,641 | (3,064) | 1,578 | 780 | (509) | 271 |
| | | | | | | | | | |
| Effective tax rates on adjusted earnings | | | 71.6% | | | 66.0% | | | 65.3% |

* REN and Other segment have been reclassified to reflect change to segments.

| | First nine months | | | | | |
| | 2021* | | | 2020** | | |
| (in USD million) | Adjusted earnings | Tax on adjusted earnings | Adjusted earnings after tax | Adjusted earnings | Tax on adjusted earnings | Adjusted earnings after tax |
|---|---|---|---|---|---|---|
| E&P Norway | 14,287 | (10,501) | 3,785 | 2,551 | (1,264) | 1,287 |
| E&P International | 1,336 | (489) | 847 | (479) | 310 | (170) |
| E&P USA | 710 | (3) | 707 | (524) | 0 | (524) |
| MMP | 2,393 | (1,917) | 475 | 1,652 | (972) | 680 |
| REN | (98) | 15 | (83) | 27 | (1) | 26 |
| Other | (131) | 43 | (88) | (45) | 224 | 179 |
| | | | | | | |
| Total Equinor consolidation | 18,497 | (12,853) | 5,644 | 3,181 | (1,704) | 1,478 |
| | | | | | | |
| Effective tax rates on adjusted earnings | | | 69.5% | | | 53.6% |

* REN and Group numbers are restated following a change in the policy for adjusted earnings.
For more information, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

** REN and Other segment have been reclassified to reflect change to segments.

**Reconciliation of adjusted earnings after tax to net income**

| | Quarters | | Reconciliation of adjusted earnings after tax to net income (in USD million) | | First nine months | |
| Q3 2021 | Q2 2021 | Q3 2020 | | | 2021 | 2020 |
|---|---|---|---|---|---|---|
| **9,567** | 5,298 | (2,019) | Net operating income/(loss) | A | **20,085** | (2,434) |
| **7,880** | 3,025 | (72) | Income tax less tax on net financial items | B | **13,768** | 707 |
| | | | | | | |
| **1,687** | 2,272 | (1,947) | Net operating income after tax | C = A-B | **6,317** | (3,141) |
| | | | | | | |
| **204** | (656) | 2,799 | Items impacting net operating income[1] | D | **(1,588)**[2] | 5,615 |
| **(886)** | 38 | 582 | Tax on items impacting net operating income | E | **(915)**[2] | 996 |
| | | | | | | |
| **2,777** | 1,578 | 271 | Adjusted earnings after tax [5] | F = C+D-E | **5,644** [2] | 1,478 |
| | | | | | | |
| **(536)** | (393) | (201) | Net financial items | G | **(1,637)** | (426) |
| **258** | 64 | 23 | Tax on net financial items | H | **526** | 486 |
| | | | | | | |
| **1,409** | 1,943 | (2,124) | Net income/(loss) | I = C+G+H | **5,206** | (3,080) |

1) Represents the total adjustments to net operating income made to arrive at adjusted earnings (i.e. adjusted purchases, adjusted operating and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted exploration expenses, each of which are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).

2) Restated following a change in the policy for adjusted earnings. For more information, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

**Adjusted earnings MMP break down**

| Q3 2021 | Quarters Q2 2021 | Q3 2020 | Change Q3 on Q3 | Adjusted earnings break down (in USD million) | First nine months 2021 | 2020 | Change |
|---|---|---|---|---|---|---|---|
| **1,972** | 80 | 292 | >100% | Natural Gas Europe | **2,023** | 967 | >100% |
| **111** | 37 | 7 | >100% | Natural Gas US | **149** | (11) | N/A |
| **159** | 58 | 38 | >100% | Liquids | **374** | 784 | (52%) |
| **(55)** | (31) | (75) | 26% | Other | **(153)** | (88) | (73%) |
| **2,187** | 144 | 262 | >100% | Adjusted earnings MMP | **2,393** | 1,652 | 45% |

**Adjusted exploration expenses**

| Q3 2021 | Quarters Q2 2021 | Q3 2020 | Change Q3 on Q3 | Adjusted exploration expenses (in USD million) | First nine months 2021 | 2020 | Change |
|---|---|---|---|---|---|---|---|
| **108** | 186 | 142 | (24%) | E&P Norway exploration expenditures | **408** | 369 | 10% |
| **12** | 127 | 143 | (92%) | E&P International exploration expenditures | **272** | 598 | (54%) |
| **31** | 29 | 65 | (52%) | E&P USA exploration expenditures | **77** | 186 | (58%) |
| **151** | 342 | 349 | (57%)[1] | Group exploration expenditures | **757** | 1,151 | (34%)[2] |
| **62** | (88) | 87 | (29%) | Expensed, previously capitalised exploration expenditures | **21** | 200 | (89%) |
| **(6)** | (42) | (125) | (95%) | Capitalised share of current period's exploration activity | **(129)** | (459) | (72%) |
| **19** | 113 | 575 | (97%) | Impairment (reversal of impairment) | **148** | 1,022 | (85%) |
| **226** | 326 | 886 | (74%) | Exploration expenses according to IFRS | **798** | 1,914 | (58%) |
| **(19)** | (113) | (583) | (97%) | Items impacting net operating income/(loss)[3] | **(148)** | (1,028) | (86%) |
| **207** | 212 | 302 | (31%) | Adjusted exploration expenses | **650** | 886 | (27%) |

1) 17 wells with activity with 6 completed in the third quarter of 2021 compared to 27 wells with 11 completed in the third quarter of 2020.
2) 28 wells with activity with 17 completed in the first nine months of 2021 compared to 42 wells with activity with 26 completed in the first nine months of 2020.
3) For items impacting net operating income/(loss), see Reconciliation of net operating income/(loss) to adjusted earnings in the Supplementary disclosures.

**Calculation of capital employed and net debt to capital employed ratio**

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

| Calculation of capital employed and net debt to capital employed ratio (in USD million) | | At 30 September 2021 | At 30 June 2021 | At 31 December 2020 | At 30 September 2020 |
|---|---|---|---|---|---|
| Shareholders' equity | | 37,018 | 37,023 | 33,873 | 34,084 |
| Non-controlling interests | | 16 | 18 | 19 | 24 |
| | | | | | |
| Total equity | A | 37,034 | 37,041 | 33,892 | 34,108 |
| | | | | | |
| Current finance debt and lease liabilities | | 4,086 | 4,576 | 5,777 | 5,277 |
| Non-current finance debt and lease liabilities | | 30,464 | 30,908 | 32,338 | 32,193 |
| | | | | | |
| Gross interest-bearing debt | B | 34,549 | 35,484 | 38,115 | 37,471 |
| | | | | | |
| Cash and cash equivalents | | 13,815 | 9,912 | 6,757 | 7,844 |
| Current financial investments | | 15,032 | 15,152 | 11,865 | 10,563 |
| | | | | | |
| Cash and cash equivalents and financial investment | C | 28,847 | 25,063 | 18,621 | 18,407 |
| | | | | | |
| Net interest-bearing debt [10] | B1 = B-C | 5,703 | 10,421 | 19,493 | 19,064 |
| | | | | | |
| Other interest-bearing elements [1] | | 1,173 | 777 | 627 | 669 |
| Normalisation for cash-build up before tax payment (50% of Tax Payment) [2] | | 2,492 | - | - | 259 |
| | | | | | |
| Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5] | B2 | 9,368 | 11,198 | 20,121 | 19,992 |
| | | | | | |
| Lease liabilities | | 3,755 | 3,909 | 4,405 | 4,218 |
| | | | | | |
| Net interest-bearing debt adjusted [5] | B3 | 5,613 | 7,289 | 15,716 | 15,774 |
| | | | | | |
| **Calculation of capital employed [5]** | | | | | |
| Capital employed | A+B1 | 42,737 | 47,461 | 53,385 | 53,172 |
| Capital employed adjusted, including lease liabilities | A+B2 | 46,402 | 48,238 | 54,012 | 54,100 |
| Capital employed adjusted | A+B3 | 42,647 | 44,330 | 49,608 | 49,883 |
| | | | | | |
| **Calculated net debt to capital employed [5]** | | | | | |
| Net debt to capital employed | (B1)/(A+B1) | 13.3% | 22.0% | 36.5% | 35.9% |
| Net debt to capital employed adjusted, including lease liabilities | (B2)/(A+B2) | 20.2% | 23.2% | 37.3% | 37.0% |
| Net debt to capital employed adjusted | (B3)/(A+B3) | 13.2% | 16.4% | 31.7% | 31.6% |

1)   Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.
2)   Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

# USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses.
- **Adjusted earnings after tax** – equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

- **Capital employed adjusted –** this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted.
- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI.
- **Net debt to capital employed**, **Net debt to capital employed adjusted, including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement.

- **Organic capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD 2.0 billion in the third quarter of 2021. Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and other investments with significant different cash flow pattern. In the third quarter of 2021, a total of USD 0.1 billion is excluded in the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty.
- **Gross capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in the financial statements, including Equinor's proportionate share of capital expenditures in equity accounted investments not included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
- **Free cash flow for the third quarter of 2021** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 10.8 billion), taxes paid (negative USD 1.5 billion), capital expenditures and investments (negative USD 1.9 billion), (increase)/decrease in other items interest-bearing (negative USD 0.0 billion), proceeds from sale of assets and businesses (USD 0.0 billion), dividend paid (negative USD 0.5 billion) and share buy-back (negative USD 0.1 billion), resulting in a free cash flow of USD 6.7 billion in the third quarter of 2021.
- **Free cash flow for the first nine months of 2021** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 24.0 billion), taxes paid (negative USD 1.9 billion), cash used in business combinations (negative USD 0.1 billion), capital expenditures and investments (negative USD 5.8 billion), (increase)/decrease in other items interest-bearing (negative USD 0.2 billion), proceeds from sale of assets and businesses (USD 1.8 billion), dividend paid (negative USD 1.2 billion) and share buy-back (negative USD 0.1 billion), resulting in a free cash flow of USD 16.4 billion in the first nine months of 2021.

**Amended principles for adjusted earnings with effect from the third quarter of 2021:**

With effect from the third quarter of 2021 Equinor has changed its policy for how gain or loss from sales of assets are to be recognised in Adjusted earnings for the Renewables segment. With effect from the first quarter of 2021 such gain or loss was included as part of the adjusted earnings performance measure, while as of the third quarter of 2021 such gain or loss will be excluded. This is in accordance with the policy prior to the first quarter of 2021 for the adjusted earnings performance measure for the segment. The change in policy for the adjusted earnings performance measure does not impact the other reporting segments, where such gain or loss already are excluded from the adjusted earnings performance measure. The policy has been retrospectively applied, but with no impact on the comparable numbers for 2020.

The change in policy for gain or loss from sales of assets on the Renewables segment are made in order to ensure consistent presentation of gain or loss from sale of assets between reporting segments in the adjusted earnings performance measure.

| Impact of policy change<br>Renewables segment | As reported<br>Q1 2021 | Impact<br>Q1 2021 | Restated<br>Q1 2021 | As reported<br>First half 2021 | Impact<br>First half 2021 | Restated<br>First half 2021 |
|---|---|---|---|---|---|---|
| Adjusted total revenues and other income | 1,384 | (1,382) | **2** | 1,386 | (1,382) | **3** |
| Adjusted earnings [5] | 1,344 | (1,382) | **(38)** | 1,313 | (1,382) | **(70)** |
| Adjusted earnings after tax [5] | 1,339 | (1,373) | **(34)** | 1,312 | (1,373) | **(61)** |

| Impact of policy change<br>Equinor group | As reported<br>Q1 2021 | Impact<br>Q1 2021 | Restated<br>Q1 2021 | As reported<br>First half 2021 | Impact<br>First half 2021 | Restated<br>First half 2021 |
|---|---|---|---|---|---|---|
| Adjusted total revenues and other income | 17,287 | (1,382) | **15,945** | 34,500 | (1,382) | **33,118** |
| Adjusted earnings [5] | 5,467 | (1,382) | **4,085** | 10,109 | (1,382) | **8,726** |
| Adjusted earnings after tax [5] | 2,662 | (1,373) | **1,289** | 4,240 | (1,373) | **2,867** |

No other periods or line items were affected by the policy change.

**Adjusted earnings** adjust for the following items:

- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period.

- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the derivatives market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made.

- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers.

- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.

- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.

- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.

- **Eliminations (Internal unrealised profit on inventories)**: Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.

- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.

- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period.

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2020 Annual Report and Form 20-F.

# FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations, including with respect to the Covid-19 pandemic and its impacts, consequences and risks; Equinor's response to the Covid-19 pandemic, including measures to protect people, operations and value creation, operating costs and assumptions the commitment to develop as a broad energy company; the ambition to be a leader in the energy transition; future financial performance, including cash flow and liquidity; accounting policies; plans to develop fields and increase gas exports; expectations regarding development of renewables projects, CCUS and hydrogen businesses; market outlook and future economic projections and assumptions, including commodity price assumptions and changes in tax regimes; organic capital expenditures through 2024; estimates regarding production; ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects on equity production thereof; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of the uncertainty regarding demand created by the Covid-19 pandemic and oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in particular in light of quarantine rules and social distancing requirements triggered by the Covid-19 pandemic; health, safety and environmental risks; impact of the Covid-19 pandemic; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; reputational damage; exercise of ownership by the Norwegian state; an inability to attract and retain personnel; risks related to implementing a new corporate structure; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (including section 2.12 Risk review - Risk factors thereof). Equinor's 2020 Annual Report and Form 20-F is available at Equinor's website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

# END NOTES

1.  The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.  The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.  **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4.  **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.  These are **non-GAAP figures.** See Use and reconciliation of non-GAAP financial measures in the report for more details.

6.  Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures are refunded by the State. The Minister of Trade, Industry and Fisheries took over the constitutional responsibility for following-up of the Norwegian State's ownership in Equinor with effect from 1 July 2021. The responsibility for the Norwegian State's shareholding in Equinor will be transferred from the Ministry of Petroleum and Energy to the Ministry of Trade and Industry on 1 January 2022.

7.  The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8.  The group's **average invoiced gas prices** include volumes sold by the MMP segment.

9.  The internal **transfer price** paid from the MMP segment to the E&P Norway and E&P USA segments.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-bearing debt.